Exhibit 99.3

NOTICE OF ANNUAL GENERAL MEETING IN IDEX BIOMETRICS ASA

The Annual General Meeting of IDEX Biometrics ASA (“the Company”) will take place:

Wednesday 12 May 2021 at 12.00 hours (CET)

At the date of the instant notice the Company’s registered share capital amounts to NOK 137,508,072.75 divided into 916,720,485 shares with par value per share of NOK 0.15. Each share gives right to one vote at the Annual General Meeting. At the date of the instant notice, the Company does beneficially own any of its own shares. The Company’s Articles of Association, last amended on 9 March 2021, is printed in the annual report for 2020 and is available at www.idexbiometrics.com.

Reference is made to the corona pandemic and the temporary statute approved by the Norwegian government on 26 May 2020 allowing the Board to determine that general meetings may be held by electronic participation. On this background, the Board has determined that the Annual General Meeting will be held as an electronic meeting, allowing the shareholders to participate electronically by following the Meeting through a live audiocast, submitting questions in writing during the Meeting and exercise voting rights through the electronic system. See the enclosed briefing on how to participate online at the Annual General Meeting.

The Notice of Attendance/Power of Attorney form provides more information about attendance, voting etc. You will need to log in on the electronic meeting before the meeting opens in order to attend and vote at the meeting. If you wish to participate on the Annual General Meeting by proxy, we ask that you submit the enclosed Notice of Attendance/Power of Attorney form to: DNB Bank ASA, Verdipapirtjenester, to arrive no later than Monday 10 May 2021 at 12.00 hrs.

The Board invites the shareholders to submit questions to the Board in advance, and to exercise their voting rights by submitting Power of Attorney forms with voting instructions prior to the Meeting.

Each shareholder may be accompanied by one adviser and the adviser may submit questions on behalf of the shareholder at the Annual General Meeting. Furthermore, shareholders have the right to request information from the board members and the managing director in accordance with Section 5-15 of the Norwegian Public Limited Companies Act (“PLCA”).

The instant notice with attachments and other documents related to the Annual General Meeting are available at www.idexbiometrics.com or can be requested from the Company at no charge from ir@idexbiometrics.com or its office.

The Annual General Meeting will consider and resolve the following matters. For the avoidance of doubt, it is noted that any shareholder has the right to put forward alternative resolutions on the various agenda items.

1.	Registration of participating shareholders; election of a person to chair the Meeting and a person to co-sign the minutes

The Chair of the Board of Directors (“the Board”) of the Company, Morten Opstad, will open the Annual General Meeting. The Board proposes that Morten Opstad shall be elected to chair the Annual General Meeting.

2.	Approval of the notice and the agenda of the Meeting

3.	Approval of the Annual Report and Annual Financial Statements for 2020

The annual report and the annual financial statements for 2020 are available at www.idexbiometrics.com or can be requested from the Company at no charge from ir@idexbiometrics.com or its office. The Board proposes that the 2020 Annual Report and Annual Financial Statements for IDEX Biometrics ASA and the IDEX Group shall be approved in all respects.

4.	Guidelines for remuneration of the management

Pursuant to Section 6-16a of the PLCA, the Board has prepared guidelines for remuneration of executive management. The guidelines, which shall be approved by the Annual General Meeting, is attached to this notice as Appendix 1.

The Board proposes the following resolution:

The Annual General Meeting approves the guidelines on executive remuneration, conf. Section 6-16a of the PLCA, as presented by the Board to the Annual General Meeting and attached to these minutes as Appendix 1. The Board may only under special circumstances deviate from the guidelines and only to the extent allowed and in accordance with the procedures as set out in the guidelines.

5.	Authorizations to the Board to issue new shares

Reference is made to the private placement of shares in the Company on 15 March 2021, which fully utilized the board authorization to increase the Company’s share capital resolved by the Extraordinary General Meeting on 15 December 2020.

The Company customarily has board authorizations in place to increase the share capital in connection with private placements and rights issues. Generally, as the Company is working to further develop its business operations, it may be necessary that the Board is able to commit transactions on a short notice. The required 21-days’ notice for a general meeting may delay this process.

The Board proposes the renewal of board authorizations to issue shares, which authorizations would expire on the date of the 2022 Annual General Meeting, however no later than 30 June 2022.

The Board proposes that the board authorizations shall be maximized individually and collectively to a total nominal value of NOK 13,750,807.27, representing 10 per cent of the registered share capital of the Company at the time of this authorization.

By reason of the above, the Board proposes the adoption of the following separate authorizations to the Board to issue shares:

(a)	Board authorization to issue shares in private placements

1.

The Board of Directors of IDEX Biometrics ASA (“the Company”) is authorized to accomplish one or more share capital increases by issuing new shares. The total amount by which the share capital may be increased is NOK 13,750,807.27 (representing 10 per cent of the registered share capital of the Company). Moreover, under no circumstances shall the sum of capital increases that may be accomplished by the Board collectively under agenda item 5 subitems (a) and (b) exceed NOK 13,750,807.27. Any previous authorizations given to the Board to issue shares shall be, and hereby are, withdrawn with effect from the date this authorization is registered in the Register of Business Enterprises (not including, for the avoidance of doubt, the other authorizations contained in this agenda item 5 and in agenda items 7 and 9, as well as the resolution in item 7.2 in the minutes from the 2020 Annual General Meeting).

2.

The authorization may be used in connection with private placements and share issues to suitable investors (may be existing and/or new shareholders, hereunder employees in the Company) in order to raise additional capital for the Company. The authorization does not comprise share capital increases in connection with mergers, cf. Section 13-5 of the PLCA.

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3.

In the event the Company’s share capital or nominal value per share is changed by way of a capitalization issue, stock split, stock consolidation, share capital reduction by way of reduction of the par value etc., the maximum nominal value of the shares that may be issued under this authorization shall be adjusted accordingly.

4.	Existing shareholders are waiving their pre-emptive right to subscribe for shares according to the PLCA in the event of a share capital increase as authorized herein.

5.	The Board is authorized to decide upon the subscription terms, including issue price, date of payment and the subscribers’ right to sell shares to others.

6.

Payment of share capital in connection with a share capital increase authorized herein may be made by way of non-cash contribution and other special subscription terms, as same are provided in Section 10-2 of the PLCA.

7.

The Annual General Meeting authorizes the Board to amend the Company’s Articles of Association concerning the size of the share capital and number of outstanding shares when the instant authorization is used.

8.	The authorization shall be valid until the 2022 Annual General Meeting, but not later than 30 June 2022.

9.

The new shares, which may be subscribed for according to this authorization, shall have right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. In other respects, the shares shall have shareholder rights from the time of issuance, unless the Board determines otherwise.

10.	Shares that are not fully paid cannot be transferred or sold.

(b)	Board authorization to issue shares in rights issues

1.

The Board of Directors of IDEX Biometrics ASA (“the Company”) is authorized to accomplish one or more share capital increases by issuing new shares. The total amount by which the share capital may be increased is NOK 13,750,807.27 (representing 10 per cent of the registered share capital of the Company). Moreover, under no circumstances shall the sum of capital increases that may be accomplished by the Board collectively under agenda item 5 subitems (a) and (b) exceed NOK 13,750,807.27. Any previous authorizations given to the Board to issue shares shall be, and hereby are, withdrawn with effect from the date this authorization is registered in the Register of Business Enterprises (not including, for the avoidance of doubt, the other authorizations contained in this agenda item 5 and in agenda items 7 and 9, as well as the resolution in item 7.2 in the minutes from the 2020 Annual General Meeting).

2.

The instant authorization may be used in connection with rights issue to existing shareholders of the Company in order to raise additional capital for the Company. The authorization does not comprise share capital increases in connection with mergers, cf. Section 13-5 of the PLCA.

3.

In the event the Company’s share capital or nominal value per share is changed by way of a capitalization issue, stock split, stock consolidation, share capital reduction by way of reduction of the par value etc., the maximum nominal value of the shares that may be issued under this authorization shall be adjusted accordingly.

4.	The Board is authorized to decide upon the subscription terms, including issue price, date of payment and the subscribers’ right to sell shares to others.

5.

Payment of share capital in connection with a share capital increase authorized herein may be made by way of non-cash contribution and other special subscription terms, as same are provided in Section 10-2 of the PLCA.

6.

The Annual General Meeting authorizes the Board to amend the Company’s Articles of Association concerning the size of the share capital and number of outstanding shares when the instant authorization is used.

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7.	The authorization shall be valid until the 2022 Annual General Meeting, but not later than 30 June 2022.

8.

The new shares, which may be subscribed for according to this authorization, shall have right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. In other respects, the shares shall have shareholder rights from the time of issuance, unless the Board determines otherwise.

9.	Shares that are not fully paid cannot be transferred or sold.

6.	2021 Subscription Rights Incentive Plan

On 15 May 2020, the Annual General Meeting resolved to renew previous resolutions providing for the grant of independent subscription rights as part of the Company’s incentive program. Consistent with past practice, the former plan is closed each time a new plan is implemented, meaning that no further subscription rights will be granted under the former plans.

Independent subscription rights cannot be exercised beyond five years from the date of the resolution by the general meeting. In order for the Company to continue with a consistent life span of minimum four years and consistent vesting schedules on future grants, the Board proposes the adoption of a new subscription rights program for the coming one-year period.

The Board proposes that the maximum number of independent subscription rights that may be granted under the 2021 plan shall be limited to 10 (ten) per cent of the registered number of shares in the Company at the time of this resolution. The grants are also limited to provide that the number of issued and outstanding subscription rights under all of the Company’s subscription right plans shall not exceed 10 (ten) per cent of the registered number of shares in the Company at any given time.

The Board proposes that the Annual General Meeting passes a resolution for the issuance of subscription rights to employees and individual contractors performing similar work of/for the Company, its subsidiaries and associated companies.

The Board considers that incentive subscription rights contribute to retention and motivation of employees and individual contractors by allowing them to share the rewards resulting from their efforts.

In order for the 2021 Subscription Rights Incentive Plan to qualify under the US tax code, the plan document for the 2021 Subscription Rights Incentive Plan, which has been adopted by the Board (subject to the resolution set out in section 6.1 below), must also be approved by the Company’s shareholders. This document is included by reference as Appendix 2 to this Notice, and is available at the Company’s website, www.idexbiometrics.com.

The Board proposes the following resolution to be approved by the Annual General Meeting:

6.1	Approval of the 2021 Subscription Rights Incentive Plan

The Annual General Meeting resolves a new 2021 Subscription Rights Incentive Plan, whereby the Company may issue independent subscription rights to employees of IDEX Biometrics ASA and its subsidiaries and associated companies (hereinafter collectively referred to as “the Company”), and to individual contractors performing similar work.

For the avoidance of doubt, the foregoing also includes grants of subscription rights to employees of and individual contractors to IDEX America Inc., a wholly owned subsidiary of the Company duly organized and existing under the laws of the State of Delaware and/or other employees or individual contractors within the IDEX Group of Companies who are US citizens, US residents within the meaning of Section 7701 of the U.S. Internal Revenue Code of 1986, as amended, and US non-residents who accrue benefits under the Subscription Rights Incentive Plan during a period of US employment.

Each subscription right shall entitle the holder to demand the issuance of one share in the Company. In the event the Company’s share capital or number of shares or kind of shares is

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changed by way of a capitalization issue, stock split, stock consolidation, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in the Company’s corporate or capital structure that constitutes an equity restructuring transaction etc., the maximum number of subscription rights, the kind of shares to be issued under each subscription right and the consideration for the shares to be issued in the Company upon exercise of the subscription rights, shall be adjusted accordingly and rounded downwards to the nearest whole number.

The number of subscription rights which may be issued shall be a minimum of one subscription right and a maximum of 91,672,048 subscription rights; limited, however, so that the number of issued and outstanding subscription rights under all of the Company’s subscription right programs shall not exceed 10 (ten) per cent of the registered number of shares in the Company at any given time.

The subscription rights must be subscribed for by latest the day immediately preceding the 2022 Annual General Meeting.

The subscription rights will be granted for no consideration.

The subscription rights shall be non-assignable otherwise than by will or by the laws of descent and distribution.

The vesting schedule for the subscription rights shall be 25 per cent each year beginning one year from the Vesting Commencement date. The Vesting Commencement date shall be the latest of the following dates before the date of grant of the subscription rights; (i) 15 January, (ii) 15 April, (iii) 15 July or (iv) 15 October. The Board may decide to establish an accelerated vesting schedule, if deemed appropriate. The purpose of a vesting schedule is to balance short-term incentive effect and long-term retention.

Except as otherwise expressly determined by the Board, in the event of a Change of Control, subscription rights shall accelerate and immediately become 100 per cent vested as of the date of the consummation of the Change of Control. For the purpose of this paragraph, Change of Control shall have such customary definition as set out by the Board in the more detailed rules of the subscription rights plan.

The Board shall establish the further rules and procedures in regard to vesting and exercise in cases of resignation or other termination of employment or contract, including subsequent time frames to allow completion of exercise after termination. If deemed appropriate, the Board may decide to establish certain milestones or criteria for vesting and exercise of the subscription rights.

In connection with the issuance of subscription rights, and the exercise of any of the subscription rights and the resulting share capital increase in the Company, the existing shareholders are waiving their preferential right to subscribe for subscription rights or shares, as the case may be, according to the PLCA.

As consideration for the shares to be issued in the Company upon exercise of the subscription rights hereunder, the holders of the subscription rights shall pay to the Company a sum per share, which at least shall equal the greater of (i) the average closing price of the Company’s share reported by Oslo Børs over ten trading days immediately preceding the date of grant of the subscription rights, and (ii) the closing price of the Company’s share reported by Oslo Børs on the trading day immediately preceding the date of grant of the subscription rights. Notwithstanding the foregoing, if the subscription right holder is an owner of 10 per cent or more of the Company’s shares, in the case of a grant which is an Incentive Stock Option under the US Internal Revenue Code, the exercise price shall be not less than at least 110 per cent of the greater of (i) the average closing price of the Company’s share as reported by Oslo Børs over ten trading days immediately preceding the date of grant of the subscription rights and (ii) the closing price of the Company’s share as reported by Oslo Børs on the trading day immediately preceding the date of grant of the subscription rights.

The Board may determine, in its sole discretion and in cases of particular circumstances, that the subscription right exercise price per share shall be lower than the actual or average fair

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market value as stated above; provided, however, that the subscription right exercise price per share under no circumstances shall be less than the par value per share at any given time. The maximum number of shares that may be issued with a subscription right exercise price per share lower than the actual or average fair market value, shall under no circumstances exceed 9,167,204 shares.

No subscription rights may be exercised beyond the 5-year anniversary of the date of this resolution. In connection with the issuance of subscription rights, the Company may provide terms and conditions for exercise, as well as imposing restrictions on the sale and transfer of shares issued upon exercise of the subscription rights.

Any shares that are issued by the Company under the Subscription Rights Plan shall carry right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. All other shareholder rights associated with these shares, hereunder those referenced in Section 11-12 (2) no. 9 of the PLCA, shall attach from the date of payment of the exercise price.

6.2	Approval of the Plan document

It is resolved that the 2021 Subscription Rights Incentive Plan (“2021 Plan”) attached as Appendix 2 to the minutes of this Annual General Meeting, as adopted by the Board, is approved. The 2021 Plan may be amended by the Board subject to the terms and conditions set out in section 6.1 in the minutes of this Annual General Meeting.

7.	Board authorization to issue shares in accordance with the 2021 Employee Share Purchase Plan; approval of 2021 Employee Share Purchase Plan

The Annual General Meeting on 15 May 2020 authorized the Board to increase the Company’s share capital by issuance of new shares in connection with the Company’s 2020 Employee Share Purchase Plan (“2020 ESPP”). This authorization expires on 30 September 2021.

The Board proposes that the Annual General Meeting resolves a new board authorization to issue shares in connection with the 2021 Employee Shares Purchase Plan (“2021 ESPP”). Under the 2021 ESPP, the employees of the Company or any if its subsidiaries may convert a certain portion of the employee’s cash remuneration from the Company or its subsidiaries to shares in IDEX. The Board proposes that the authorization shall expire on 30 September 2022. Further, the Board proposes that the board authorization shall be maximized to a total nominal value on NOK 6,875,403.63, representing 5 percent of the registered share capital at the time of this authorization.

In order for the 2021 ESPP to qualify under the US tax code, the plan document for the 2021 ESPP, as adopted by the Board, must also be approved by the Company’s shareholders. The 2021 ESPP document is by reference attached to this Notice as Appendix 3, and is available at the Company’s website, www.idexbiometrics.com.

The Board proposes the following resolutions:

7.1	Board authorization to issue shares in connection with the 2021 Employee Share Purchase Plan

1.

The Board of Directors of IDEX Biometrics ASA (“the Company”) is authorized to carry out one or more share capital increases by issuing new shares. The total amount by which the share capital may be increased is NOK 6,875,403.63 (representing 5 per cent of the registered share capital). Any previous authorizations given to the Board to issue shares shall be, and hereby are, withdrawn with effect from the date this authorization is registered in the Register of Business Enterprises (not including, for the avoidance of doubt, the authorizations contained in agenda items 5 and 9, as well as the resolution in item 7.2 in the minutes from the 2020 Annual General Meeting).

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2.

The authorization may be used in connection with the issue of shares in the Company to employees in the Company or any of its subsidiaries under the terms and conditions of the 2021 Employee Share Purchase Plan, whereby such employees may convert a certain portion of the employee’s cash remuneration from the Company or its subsidiaries to shares in the Company. The number of shares that may be issued to the employee shall be calculated based on the lowest of the (i) closing price of the share, as reported by Oslo Børs, on the first day in the applicable contribution period as set out in the Plan document (or the trading day immediately prior to the first day of the Contribution Period, if such first day is not a trading day), and (ii) the closing price of the share, as reported by Oslo Børs, on the last trading day of the Contribution Period, with, at the Board’s discretion, a discount of, at a maximum 15% from such subscription price. With respect to US employees, to the extent the foregoing is not deemed to represent fair market value with respect to Section 423 of the U.S. Code, the subscription price shall not be less than 85% of the lower of the fair market value (as determined in a manner consistent with Section 423 of the U.S. Code) on the first day of the applicable Contribution Period and the last day of the applicable Contribution Period. If such contribution period as set out in the Plan document is not applicable, the number of shares that may be issued to the employee shall be calculated based on the closing price of the Company’s shares, as reported by Oslo Børs, on the trading day immediately preceding the date of share issuance. The authorization does not comprise share capital increases in connection with mergers, cf. Section 13-5 of the PLCA.

3.

In the event the Company’s share capital or nominal value per share is changed by way of a capitalization issue, stock split, stock consolidation, share capital reduction by way of reduction of the par value etc., the maximum nominal value of the shares that may be issued under this authorization shall be adjusted accordingly.

4.	Existing shareholders are waiving their pre-emptive right to subscribe for shares according to the PLCA in the event of a share capital increase as authorized herein.

5.	The Board is authorized to decide upon the subscription terms, including issue price, date of payment and the subscribers’ right to sell shares to others.

6.

Payment of share capital in connection with a share capital increase authorized herein may be made by way of non-cash contribution and other special subscription terms, as same are provided in Section 10-2 of the PLCA.

7.

The Annual General Meeting authorizes the Board to amend the Company’s Articles of Association concerning the size of the share capital and number of outstanding shares when the instant authorization is used.

8.	The authorization shall be valid until 30 September 2022.

9.

The new shares, which may be subscribed for according to this authorization, shall have right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. In other respects, the shares shall have shareholder rights from the time of issuance, unless the Board determines otherwise.

10.	Shares that are not fully paid cannot be transferred or sold.

7.2	Approval of the Plan document

It is resolved that the 2021 Employee Share Purchase Plan document attached as Appendix 3 to the minutes of this Annual General Meeting, as adopted by the Board, is approved. The Board may amend the Plan document subject to the terms and conditions set out in section 7.1 above.

8.	Authorization to the Board for the Company to acquire its own shares

The Extraordinary General Meeting on 15 December 2020 resolved an authorization to the Board for the Company to acquire its own shares. The authorization expires on the date of the 2021 Annual General Meeting.

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Generally, the Board believes that acquisition of own shares may be in the interest of the Company, among other reasons, for the purpose of increasing the return for the Company’s shareholders. For example, acquisition of own shares may be desirable in a situation where the Company’s equity and liquidity position is good, while there at the same time is limited access to attractive investment possibilities. In general, acquisition of own shares is considered as a positive sign by the stock market as it demonstrates a focus and emphasis on shareholder values.

By reason of the above and to comply with the requirements in Section 9-4 of the PLCA, the Board proposes that the Annual General Meeting passes the following resolution:

1.

In accordance with Sections 9-4 and 9-5 of the PLCA, the Board of Directors of IDEX Biometrics ASA (“the Company”) is authorized to acquire the Company’s own shares, through ownership or a charge, for a total nominal value of up to NOK 13,750,807.27 (representing 10 per cent of the registered share capital of the Company at the time of this Notice of Annual General Meeting).

2.

Under this authorization, the Board of Directors shall pay at a minimum NOK 0.15 per share and at a maximum the closing price per share, as reported by Oslo Børs, as of the close of trading the day the offer of acquisition is made, provided, however, that the amount shall not exceed the amount of NOK 1,000 per share.

3.

The Board is authorized to decide upon the manner and terms of the acquisition, disposition, transfer and sale of own shares, while taking into account the statutory requirement of equal treatment of shareholders.

4.

In the event the Company’s share capital is changed by way of a capitalization issue, stock split, stock consolidation, share capital reduction by way of reduction of the par value etc., the maximum nominal value of the shares that may be acquired, the minimum price per share, and maximum price per share shall be adjusted accordingly.

5.	The authorization shall be valid until the 2022 Annual General Meeting, but no later than 30 June 2022.

9.	Resolution of the remuneration of the Board members

9.1	Board remuneration

The nomination committee proposes the following resolution to be passed by the Annual General Meeting:

The annual board remuneration is NOK 425,000 per board member for the period from the date of the 2020 Annual General Meeting until the date of the 2021 Annual General Meeting. The chair of the board receives an additional amount of NOK 85,000. As non-voting observer to the board since October 2020, Mr. Thomas M. Quindlen, receives NOK 280,000. Each of the compensation committee members (not including the chair of the committee) receives NOK 85,000 and the chair of the compensation committee receives NOK 125,000. Each of the audit committee members (not including the chair of the committee) receives NOK 25,000 and the chair of the audit committee receives NOK 85,000.

In addition, the Company will refund relevant expenses that the members of the Board may have incurred in connection with the exercise of board functions.

9.2	Authorization to Board members to receive remuneration in shares in lieu of cash

The nomination committee proposes the following authorization to be passed by the Annual General Meeting. As the Company sees benefits in restraining the outflow of liquidity and the Board members have indicated their interest in receiving shares in the Company, the nomination committee proposes that the Board members, as an alternative to a cash payment, may elect to receive all or part of the remuneration in the form of shares in the Company. The number of shares to which the Board members would be entitled is proposed to be calculated as follows: The Board member shall be entitled to subscribe for a value of shares (based on the average closing price of the Company’s shares, as reported by Oslo Børs, over the ten trading days prior to the Annual General Meeting in 2021) of 133 per cent of the NOK amount granted as board remuneration; provided, however, that the Board member must pay a subscription price per share equal to the par value of the share, being NOK 0.15 per share.

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The Board considers such authorization to receive remuneration in shares in lieu of cash appropriate, and, therefore, proposes a board authorization to increase the share capital in accordance with the nomination committee’s proposal.

The Board proposes the following resolution by the Annual General Meeting:

The Board members may elect to receive all or part of the board remuneration in the form of shares in the Company.

The number of shares to which the Board members would be entitled shall be calculated as follows: The Board member shall be entitled to subscribe for shares having a total market value (based on the average closing price of the Company’s shares, as reported by Oslo Børs, over the ten trading days prior to the Annual General Meeting in 2021) of 133 per cent of the NOK amount granted as board remuneration; provided, however, that the Board member must pay a subscription price per share equal to the par value of the share, being NOK 0.15.

To the extent a Board member wishes to receive board remuneration in the form of shares, the Board member must notify the Company and subscribe for the shares before the start of trading on Oslo Børs on the trading day immediately subsequent to the date of the Annual General Meeting in 2021, and also pledge to not sell the shares before the earlier of the Annual General Meeting of the Company in 2022 or 30 June 2022. Payment of the subscription price shall be made no later than 31 May 2021.

In order to facilitate the foregoing, the Board is authorized to accomplish one or more share capital increases with a maximum of NOK 400,000 for the purpose of issuing shares to those Board members who elect to receive shares as opposed to cash on the aforesaid terms, and to amend the Company’s Articles of Association accordingly. The authorization does not comprise share capital increases in connection with mergers, cf. Section 13-5 of the PLCA. Existing shareholders are waiving their pre-emptive right to subscribe for shares according to the PLCA in event of a share capital extension as authorized herein. The new shares, which may be subscribed for according to this resolution, shall have right to dividends declared subsequent to the subscriber having paid the subscription price and the associated share capital increase having been registered in the Register of Business Enterprises. This Board authorization expires on 31 May 2021.

10.	Election of the board of directors

The current members of the Board are presented in the 2020 annual report. The Nomination Committee emphasizes that the composition of the Board should be subject to review each year, regardless of the term of election. The nomination committee’s proposal for election of Board members is presented in the nomination committee’s proposal to the Annual General Meeting, which is available on the Company’s website www.idexbiometrics.com.

11.	Resolution of the remuneration to the members of the nomination committee

The nomination committee proposes that:

Remuneration to the nomination committee’s members is NOK 25,000 for the Chair of the committee and NOK 15,000 for each of the other members for the period from the 2020 Annual General Meeting to the 2021 Annual General Meeting.

12.	Election of the nomination committee

The nomination committee’s chair Mr. Robert N. Keith and member Mr. Harald Voigt stand for election. Member of the nomination committee, Mr. Håvard Nilsson, was elected for a two-year period by the 2020 Annual General Meeting. The nomination committee emphasizes that the composition of the nomination committee should be subject to review each year, regardless of the term of election. The nomination committee’s proposal for election of nomination committee members is presented in the nomination committee’s proposal to the Annual General Meeting, which is available on the Company’s website www.idexbiometrics.com.

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13.	Resolution of the remuneration of the auditor

The Board proposes that the Annual General Meeting approves the payment of the auditor’s fees for 2020 against invoice. The fees are disclosed in note 20 to the annual financial statements for 2020.

*****

21 April 2021

IDEX Biometrics ASA

Morten Opstad

Chair of the Board of Directors

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Ref no:	PIN code:

Ordinary General Meeting

The Ordinary General Meeting of IDEX Biometrics ASA
will be held on 12 May 2021 at 12.00 hrs. (noon) CET

The Ordinary General Meeting is held as an online meeting only

Please refer to the guide on how to attend. Advance registration is not required to participate online, but you must be logged in before the meeting starts. If you are not logged in before the general meeting starts, you will not be able to attend. Log in opens one hour before the meeting starts.

Please log in at https://web.lumiagm.com/?fromUrl=197884854

You must identify yourself using the reference number and PIN code above.

The reference number and PIN is also available in VPS Investor Services (Corporate Actions – General Meeting – click IDEX’s ISIN). You can also obtain your reference number and PIN code by contacting DNB Bank Registrar’s Dept by phone +47 2326 8020 or by e-mail genf@dnb.no.

Please note that if you do not wish to participate online, you may grant proxy to the chair of the board or another person, with or without voting instructions. Please see below and overleaf for details.

Proxy without voting instructions	Ref no:	PIN code:

This proxy form is to be used for a proxy without voting instructions. To grant a proxy with voting instructions, please use page 2.

If you do not attend the Ordinary General Meeting in person, this proxy may be used by a person authorised by you, or you may send the proxy without naming the proxy holder, in such case, the proxy will be deemed to be given to the Chair of the Board or a person authorised by the Board. The proxy must be dated and signed.

The proxy form should be received by DNB Bank ASA, Registrar’s Dept no later than 10 May 2021 at 12.00 hrs.

The proxy may be sent electronically at https://www.idexbiometrics.com/investors/general-meetings/ or through VPS Investor Services. The proxy form may also be sent by e-mail to genf@dnb.no, regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, NO-0021 Oslo, Norway. Fax is not available.

The undersigned                                                                                   hereby grants (tick one of the two):

☐	the Chair of the Board (or a person authorised by the Board), or

☐

(Name of proxy holder in capital letters)

a proxy to attend and vote for my/our shares at the Ordinary General Meeting of IDEX Biometrics ASA on 12 May 2021.

Place	Date	Shareholder’s signature
(Signature only when granting a proxy)

With regard to rights of attendance and voting, reference is made to the Norwegian Public Limited Liability Companies Act, in particular Chapter 5. If the shareholder is a company, the company’s certificate of registration must be attached to the proxy.

Proxy with voting instructions	Ref no:	PIN code:

This proxy form is to be used for a proxy with voting instructions. If you do not attend the Ordinary General Meeting in person, you may use this proxy form to give voting instructions. You may grant a proxy with voting instructions to a person authorised by you, or you may send the proxy without naming the proxy holder, in which case the proxy will be deemed to have been given to the Chairman of the Board of Directors or a person authorised by the Board of Directors. The proxy must be dated and signed.

The proxy form must be received by DNB Bank ASA, Registrar’s Dept. no later than 10 May 2021 at 12.00 hrs.

It may also be sent by e-mail to genf@dnb.no, regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway. Fax is not available.

The undersigned

hereby grants the Chair of the Board or a person authorised by the Board proxy to attend and vote for my/our shares at the Ordinary General Meeting of IDEX Biometrics ASA on 12 May 2021.

The votes shall be exercised in accordance with the instructions below. Please note that if any items below are not not ticked off, this will be deemed to be an instruction to vote “for” the proposals in the notice. However, if any motions are made from the floor in addition to or in replacement of the proposals in the notice, the proxy holder may vote at his or her discretion. In such case, the proxy holder will vote on the basis of his or her reasonable understanding of the motion. The same applies if there is any doubt as to how the instructions should be understood. Where no such reasonable interpretation is possible, the proxy holder may abstain from voting.

Subjects	For	Against	Abstain
1. Election of a person to chair the meeting and a person to co-sign the minutes	☐	☐	☐

2. Approval of the notice and agenda of the meeting	☐	☐	☐

3. Approval of the Annual Report and Annual Financial Statements for 2020	☐	☐	☐

4. Guidelines for remuneration of the management	☐	☐	☐

5 (a) Board authorization to issue shares in private placements	☐	☐	☐

5 (b) Board authorization to issue shares in rights issues	☐	☐	☐

6.1. Approval of the 2021 Subscription Rights Incentive Plan	☐	☐	☐

6.2. Approval of the Plan document	☐	☐	☐

7.1. Board authorization to issue shares in connection with the 2021 Employee Share Purchase Plan	☐	☐	☐

7.2. Approval of the Plan document	☐	☐	☐

8. Authorization to the Board for the Company to acquire its own shares	☐	☐	☐

9.1. Board remuneration	☐	☐	☐

9.2. Authorization to board members to receive remuneration in shares in lieu of cash	☐	☐	☐

10. Election of the board of directors	☐	☐	☐

11. Resolution of the remuneration to the members of the nomination committee	☐	☐	☐

12. Election of the nomination committee	☐	☐	☐

13. Resolution of the remuneration of the auditor	☐	☐	☐

Place	Date	Shareholder’s signature
(Signature only when granting a proxy)

With regard to rights of attendance and voting, reference is made to the Norwegian Public Limited Liability Companies Act, in particular Chapter 5. If the shareholder is a company, the company’s certificate of registration must be attached to the proxy.

GUIDE FOR ONLINE ATTENDANCE IDEX BIOMETRICS ASA 12 MAY 2021

The guide outlines how to participate online. We also point out that instead of participating online, you have the opportunity to give proxy to the chair of the board or another person in advance of the meeting. See the notice about how to submit a proxy. If you grant a proxy with instructions, you can still choose to log in to the general meeting and override your vote on the individual items. If you have given an open power of attorney, but also log in to the meeting, you will reclaim your voting rights and must vote online.

The technical solution is administered by DNB Bank Registrars Department, which has licensed the software from Lumi Ltd., giving all shareholders the option to attend online.

By attending the online, shareholders will see a live webcast of the meeting, and may submit questions relating to the items on the agenda and cast votes on each item on the agenda. The shareholders are securely identified by reference number and PIN code

No advance registration is required, but you must be logged in before the meeting starts. The following pages will provide a guide on how to access, participate and cast your votes at the General Meeting.

Shareholders who do not find their reference number and PIN code for access or have other technical questions may call DNB Registrar’s Department on phone + 47 2326 8020 (08:00-15:30 CET), or send an e-mail to genf@dnb.no

HOW TO ACCESS THE ONLINE EGM

STEP 1	STEP 2	STEP 3

In order to participate online you need access to the Lumi solution by doing either of the following:

a)  Use the Lumi AGM app:

Download the Lumi AGM app from the Apple App Store or Google Play Store by searching for Lumi AGM, or

b)  Visit

https://web.lumiagm.com:

Go to the Lumi AGM website https://web.lumiagm.com either on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Internet Explorer 11, Edge or Firefox. Please ensure your browser is compatible.

Once you have either downloaded the Lumi AGM app or entered https://web.lumiagm.com into your web browser, you’ll be asked to enter the following meeting ID and click Join:

- - - - - - - - - - - - - - - -

Meeting ID: 197-884-854

- - - - - - - - - - - - - - - -

Or use this link

https://web.lumiagm.com/?fromUrl=197884854

and you will go directly to Step 3

You will then be required to enter your ID:

a)  Reference number from VPS

b)  PIN code from VPS

You will be able to log in one hour before the meeting starts.

When successfully authenticated, the info screen will be displayed. You can view company information, submit questions relating to the items on the agenda and live stream the webcast.

HOW TO OBTAIN YOUR REFERENCE NUMBER AND PIN CODE

All shareholders registered in the VPS are assigned their own unique reference and PIN code for use in the General Meeting, available to each shareholder through VPS Investor Services. Access VPS Investor Services, select Corporate Actions, General Meeting. Click on the ISIN and you can see your reference number (Ref.nr.) and PIN code.

All VPS registered shareholders have access to VPS Investor Services through www.vps.no or internet bank. Contact your VPS account operator if you do not have access.

Shareholders who have not selected electronic corporate messages in investor Services will also receive their reference number and PIN code by post together with the summons from the company (on proxy form).

Nominee registered shareholders: Shares held through nominee accounts (not relevant for Norwegian shareholders) must be transferred to a segregated VPS account registered in the name of the shareholder to have voting rights on the General Meeting. Once shares are transferred to the segregated VPS account, a reference number and PIN code are assigned to this account. Please contact your custodian for further information and/or instructions on obtaining your reference number and PIN code for nominee registered shares.

HOW TO VOTE

When the General Meeting starts, all items will be open for voting. Items are closed as the general meeting deals with them. By clicking on the polling icon on the screen you will access the resolutions and voting choices will be displayed.

To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received.

To change your vote, simply select another voting direction. If you wish to cancel your vote, please press Cancel.

Once the chairperson has opened voting, voting on any item can be performed at any time during the meeting until the chairperson closes the relevant voting on the specific resolution. Your last choice before the voting is closed will be final and cannot be changed.

Logged in shareholders who have given a proxy or voting instructions, may override their previous registration item by item, by voting under the relevant agenda item in the meeting.

QUESTIONS TO THE CHAIRPERSON

Questions or messages relating to the items on the agenda can be submitted by the shareholder or appointed proxy at any time during the Q&A session up until the chairperson closes the session.

If you would like to ask a question relating to the items on the agenda, select the messaging icon.

Type your message within the chat box at the bottom of the messaging screen. Once you have completed your message, click the Send button.

Questions submitted online will be moderated before being sent to the chairperson to avoid repetition and to remove any inappropriate language. All questions and messages will be presented with the full name and identity of the shareholder raising the question.

DOWNLOADS

Links will be available on the info screen. When you click on a link, the selected document will open in your browser.

Data usage for streaming the annual shareholders’ meeting or downloading documents via the EGM platform varies depending on individual use, the specific device being used for streaming or download (Android, iPhone, etc) and your network connection (3G, 4G).

THE NOMINATION COMMITTEE’S PROPOSAL TO

THE ANNUAL GENERAL MEETING IN IDEX BIOMETRICS ASA (THE “COMPANY” OR “IDEX”)

ON 12 MAY 2021

The work of the Nomination Committee

The nomination committee was elected at the Annual General Meeting (“AGM”) on 15 May 2020 and is comprised of Robert N. Keith (Chair), Håvard Nilsson and Harald Voigt.

In addition to communicating with each other, the Nomination Committee has been in contact with the Company’s management, the Chair of the Board, Board members and some of the largest shareholders in the Company. Information obtained from these contacts has formed the basis for a specification of the desired profile of the Board members.

As IDEX has become a company with most of the activity outside Norway, there has been a broad consensus that the Company needs board members with international experience and contact points with the major international players within the areas where biometric identification will be utilized. Being registered in Norway, the composition of the board must comply with Norwegian legislation regarding gender and nationality of the Board members. Presently two out of five members have Norwegian nationality, one is British and two are US citizens. Two (40%) are female, and three (60%) live in the EU/EEA. In the future we assume the Board to consist of more members based in the US and possibly also Asia in order to be more in line with the activity and main markets. The Norwegian regulations regarding Board members nationality is therefore a challenge.

In general, the Nomination Committee has the opinion that the Board is well functioning, as is its cooperation with the management.

Election of board members

The current board members are presented in the 2020 annual report.

All members of the Board stand for election; Mr. Morten Opstad (chair), Mr. Lawrence John Ciaccia (deputy-chair), Ms. Deborah Lee Davis, Ms. Hanne Høvding and Mr. Stephen Andrew Skaggs. The Nomination Committee proposes that said Board members are elected for a new term of two years.

The Nomination Committee sees the need to strengthen the Board’s commercial competence in the bank, payment and card industry in both the United States and Europe. In order to meet this requirement, the Nomination Committee has carried out a process to identify suitable new candidates to the Board.

Reference is made to the Company’s announcement at Oslo Børs NewsWeb on 7 October 2020 regarding the nomination committee’s invitation to Thomas M. Quindlen to join the Company’s board as a non-voting board observer and advisor, pending board election at the Company’s next general meeting of shareholders.

The Nomination Committee proposes Thomas M. Quindlen as a new member of the Board of Directors. An increasing part of the Company’s activities are directed towards the United States, where there are important commercial markets for the Company. Mr. Quindlen is Executive Vice President and CEO for Retail Card at Synchrony, a premier consumer financial services company. Retail Card is the largest division of Synchrony, which has more than 75m active accounts and more than $149 billion in sales financed. Synchrony is a Fortune 200 financial services company. Synchrony was split-off from General Electric’s GE Capital business in 2014. Mr. Quindlen spent 30 years, including five years in Europe and Asia, working for GE and GE Capital before joining Synchrony in 2014. Mr. Quindlen brings strong leadership experience in Payments and Sales, Consumer Finance and Payment Card Solutions, Corporate Finance, Client Management, Marketing, and Audit and has a proven track record in leading growth companies.

The Nomination Committee has identified and will propose a further candidate to the Bord of Directors. This candidate is an experienced director with in-depth knowledge within the Nordic financial business in general and consumer finance in particular. With extensive experience in the consumer finance sector, the candidate has a wide knowledge and understanding of leadership, loans, payment cards, account management, and banking regulations. The candidate will be further presented and proposed as a new member of the Board for the shareholders consideration well in advance of the Annual General Meeting.

The Nomination Committee proposes until further notice that the following Board is elected:

Mr. Morten Opstad is elected as chair of the Board for a period of two years. Mr. Lawrence John Ciaccia is elected as deputy chair for a period of two years. Ms. Deborah L. Davis, Ms. Hanne Høvding, Mr. Steven A. Skaggs, and Mr. Thomas M. Quindlen are elected as board members for a period of two years.

Remuneration to the members of the Board

The Nomination Committee proposes the following resolution to be passed by the Annual General Meeting:

The annual board remuneration is NOK 425,000 per board member for the period from the date of the 2020 Annual General Meeting until the date of the 2021 Annual General Meeting. The chair of the board receives an additional amount of NOK 85,000. As non-voting observer to the board since October 2020, Mr. Thomas M. Quindlen, receives NOK 280,000. Each of the compensation committee members (not including the chair of the committee) receives NOK 85,000 and the chair of the compensation committee receives NOK 125,000. Each of the audit committee members (not including the chair of the committee) receives NOK 25,000 and the chair of the audit committee receives NOK 85,000.

In addition, the Company will refund relevant expenses that the members of the board may have incurred in connection with the exercise of board functions.

As the Company sees benefits in restraining the outflow of liquidity and the Board members have indicated their interest in receiving shares in the Company, the Nomination Committee proposes that the Board members, as an alternative to a cash payment, may elect to receive all or part of the remuneration in the form of shares in the Company. The number of shares to which the Board members would be entitled is proposed to be calculated as follows:

The Board member shall be entitled to subscribe for a value of shares (based on the average closing price of the Company’s shares, as reported by Oslo Børs, over the ten trading days prior to the Annual General Meeting in 2021) of 133 per cent of the NOK amount granted as board remuneration; provided, however, that the Board member must pay a subscription price per share equal to the par value of the share, being NOK 0.15 per share.

The full proposal is formulated and set forth by the Board in agenda item 9.2 in the Notice of Annual General Meeting in line with the Board’s proposal from previous Annual General Meetings. The Nomination Committee has no objection to the Board’s proposal.

Composition of the Nomination Committee

The Nomination Committee has the opinion that the current committee has a reasonable size.

The Nomination Committee’s chair Mr. Robert N. Keith and member Mr. Harald Voigt stand for election. Member of the Nomination Committee, Mr. Håvard Nilsson, was elected for a two-year period by the 2020 Annual General Meeting. The Nomination Committee emphasizes that the composition of the Nomination Committee should be subject to review each year, regardless of the term of election.

The Nomination Committee proposes that:

Mr. Robert N. Keith is elected as chair of the Nomination Committee for a period of two years. Mr. Harald Voigt is elected as member of the Nomination Committee for a period of two years. Mr. Håvard Nilsson continues as member of the Nomination Committee for the second year of his term.

Remuneration of the Nomination Committee

The Nomination Committee proposes that:

Remuneration to the nomination committee’s members is NOK 25,000 for the Chair of the committee and NOK 15,000 for each of the other members for the period from the 2020 Annual General Meeting to the 2021 Annual General Meeting.

21 April 2021

The Nomination Committee in IDEX Biometrics ASA

Robert N. Keith	Håvard Nilsson	Harald Voigt
Chair

Executive Remuneration Policy

Presented for approval at the annual general meeting in IDEX Biometrics ASA on 12 May 2021

This policy has been prepared by the board of directors of IDEX Biometrics ASA (IDEX) in accordance with Section 6-16a of the Norwegian Public Limited Liability Companies Act. The policy applies to the remuneration of the company’s executive officers, currently the Chief Executive Officer, Chief Financial Officer, and Chief Technology Officer. The board may determine whether the policy shall also apply to other employed executives. The policy also applies to remuneration to elected board members for any remuneration for services beyond the tenure at the board.

The purpose of the policy is to attract and retain the executives that the company needs. The policy seeks to align the interests of the executives and the shareholders and to continuously improve sustainable performance.

Executive remuneration should reflect the demands of the executive positions, and be competitive, transparent and administratively efficient.

This policy does not introduce any material change from previous established practice.

Alignment to strategy, long-term interests, and sustainability

IDEX needs competent, capable and motivated executives to implement its strategies and successfully conduct the company’s operations. To attract and retain such executives, the remuneration needs to be competitive, and should be designed to align the interests of the company and its executives. The incentives are therefore based on the company’s objectives. The share-based incentives seek to balance short-term attractiveness and long-term commitment.

The company offers a combination of fixed and variable pay elements.

Governance

On an annual basis the compensation committee shall review the terms of this policy, to determine if any revisions are necessary. Where revisions are required, the compensation committee shall make proposals to the board which, if significant and subject to board approval, are explained by the board to the annual general meeting for approval. In the absence of any significant revisions, the executive remuneration policy shall be presented and explained by the board to the annual general meeting every four years at minimum. At each annual general meeting, the board shall present a remuneration report for the previous financial year. The policy and the reports shall be available on the company’s website.

In the event of significant changes to these guidelines, these must be described and explained herein. The guidelines shall describe and explain how the shareholders’ views on the guidelines, the general meeting’s vote and the salary reports since the previous vote on the guidelines have been taken into account.

The duties of the board’s compensation committee specifically are to prepare and propose recommendations on compensation matters, including reviewing and recommending a compensation policy for the CEO and the executives reporting directly to the CEO, for the board to resolve. The compensation committee aims to ensure that these compensation matters are designed to promote the company’s long-term success, and are consistent with the approach applicable for the workforce at large. The board remains the decision-making authority in regard to such matters.

The board determines the salary and other remuneration to the CEO. The CEO determines the salary and other remuneration of the other executives, within the framework set by the board.

Components of Remuneration

IDEX practices the same remuneration components to its executives as to the employees at large:

•	Base pay

•	Variable cash pay

•	Share-based programs

•	Insurance, pension contribution and other benefits

Base pay

The base pay is a fixed cash salary. The base pay shall be in line with the market for corresponding jobs in the industry and location. Position scoping is based on job content. Within scope, the pay can be adjusted to reflect the individual’s expertise and performance. The scoping and level within scope is normally reviewed annually.

Variable cash pay

The company’s annual bonus program for the executives includes revenue generation as a gating and scaling component. In addition, various financial and operational components like product margin, operating expense, product development, supply chain performance and organizational improvement are factored in. The components are defined and measurable.

In addition to the revenue component, additional metrics typically comprise the following:

•	Commercial and product metrics, including gross margin, product development, certifications and technology roadmap milestones;

•	Operational metrics focused on operating expenses and on-time delivery targets; and

•	Organizational metrics typically derived from actions highlighted in the company’s annual employee survey.

The components are selected from the company’s business strategy and operational plans. The variable elements of the remuneration shall promote the company’s goals and align employees’ and shareholders’ motivation. Full “on-target” bonus achievement is expressed as a percentage of base pay, up to 100%. In order to have the ability to recognise instances of significant revenue and profitability achievements, bonus awards may exceed on-target levels if certain key company performance metrics within the plan have been exceeded in any particular year, but may not exceed 200% of annual base pay.

The bonus is normally settled in cash. The board may also agree to settle all or part of the bonus in shares. Bonus is paid pro rata when the executive has not served the full bonus period. Bonus is normally paid only if the executive remains employed on the settlement date.

The board may offer specific one-off bonus payments related to successful completion of certain key projects. Such bonuses will be in addition to any annual bonus. Such one-off bonuses may not exceed 25% of annual base pay in a calendar year.

Bonuses are paid only in arrears. IDEX’s employment agreements do not have any clawback provisions. In cases of misconduct and misinformation, clawback may or may not be successful based on applicable legislation.

Share-based programs

The executives participate in the same share-based programs that are in effect for all employees; currently the subscription rights-based incentive program (SR program) and the employee share purchase plan (ESPP). The share-based remuneration programs are each year presented to and resolved by the annual general meeting before they are implemented by the board. To align the executives’ financial interest with the shareholders’, the SR program will yield a gain to the executives only if the share price increases, and a four-year vesting period balances short-term attractiveness and long-term retention effect. The ESPP is designed to motivate executives to invest in the company. By investing in the company, the executives will have joint interests with the shareholders at large.

The share-based incentive program has in the past been based on a grant of subscription rights with exercise price at-the-money on the grant date. The option value of new hire grants on grant date have been in the bracket 50%-200% of annual base pay. The bracket is wide because the share-based incentive element must be tailored to the role and should also be reflective of market compensation practice in the location from which the role is based. This element must also provide a strong incentive for key executives to create shareholder value.

Subject to the board’s discretion, the exercise price may also be set below market price on the grant date for up to 1% of the registered number of shares in company as of the 2021 Annual General Meeting, but under no circumstance lower than the par value of the shares. There have generally not been practiced any lock-up periods after vesting, but this may be determined by the board if the board considers it to be in the long-term interest of the company. As share-based incentives become vested, the company has a practice of making annual new grants at about 1⁄4 value of the new hire grant. The board intends to maintain this structure in future proposals to the annual general meeting.

The ESPP allows the executive to convert up to 20% of the base salary into shares, by contributing an amount from each paycheck during six months, and purchasing new issue shares at 15% discount on lower of the share price at beginning and end of the contribution period.

Any gains from the SR program and the ESPP to the executives are funded by share price increases, and will under all likely scenarios cause a net cash inflow to the company.

Insurance, pension contribution and other benefits

Executives are enrolled in the same insurance, pension and other benefits programs as offered to all employees in the same location. The company does not offer any pension schemes to executives other than contribution to insured pension schemes or pension investment, as customary in the location. Pension contribution is earned only on base pay, unless additional contributions are legally mandated in the location.

D&O insurance and indemnification agreements

ADSs representing the company’s shares are listed on the Nasdaq Capital Market in the United States. The company and its directors and officers are subject to incremental liability in the U.S., and the board has determined that, in order to attract and retain qualified individuals to the board and executive management, the company will maintain, on an ongoing basis, at its expense, liability insurance to protect directors and officers in the company from certain liabilities. Upon recommendation from the nomination committee and approval by the general meeting of shareholders, the company has contractually obligated itself to indemnify, and to advance expenses on behalf of, the directors and officers to the fullest extent permitted by applicable Norwegian law so that they will serve or continue to serve the company free from undue concern.

Comparison to remuneration of other employees

The remuneration elements and programs are the same for executives as for employees at large. Base pay amounts, on-target bonus rate, upfront value of share-based incentives, as well as the other benefits to executives, are determined based on level and location. The company considers three main elements in designing the compensation framework for these elements; external data sources such as Radford Data & Analytics to ensure market alignment and competitiveness, internal comparisons to ensure fairness and equality, and any factors critical to the company’s strategy, such as key growth areas, skill shortages and specialist knowledge.

Group service

Executives do not receive any additional compensation for serving as board members of subsidiaries in the group. Travel and other out-of-pocket expenses in connection with such duty is refunded per normal expense refund practices. The CEO of the parent company is also CEO for the group and performs this duty as a part of the CEO’s employment in the company for no additional remuneration.

Extraordinary circumstances

In extraordinary circumstances, certain individual executives may be offered a one-off payment in connection with recruitment, retention or termination, or extraordinary work beyond usual duties. Such payment may not exceed 50% of the executive’s base pay in a year.

Termination and severance

IDEX’s employment agreements include termination clauses and notice periods as customary for the position in the relevant location. The mutual notice period is normally 3 to 6 months. There are no contractual agreements that include severance pay. The board may offer up to 6 months’ severance pay in situations where that is appropriate.

The employment agreements include post-termination non-competition clauses up to 12 months if allowed in the location.

The company does not operate any early retirement programs. Minimum ages at which pension earnings may be claimed are determined in line with the terms set by the pension provider in each location, rather than by the company.

Deviation from these guidelines

In the rare circumstance that temporary deviation from the foregoing guidelines, entirely or partly, for an individual executive is justified in view of the common interests of the company and its shareholders, the board may decide to do so, but only in special circumstances and to the extent such deviation is necessary to satisfy the long-term interests of the company. Deviation may be considered for any of the components of remuneration. The reasons for deviating from these guidelines shall be stated in the minutes from the board meeting. Any such deviation shall also be disclosed in the annual remuneration report presented to the annual general meeting.

Legal framework

IDEX respects the legal framework where it operates. If the legal framework in the location where an executive is employed mandates deviations from the foregoing, IDEX will comply to the applicable requirements with the view that the resulting remuneration shall be as close as possible to the foregoing.

--o--

IDEX BIOMETRICS ASA

2021 SUBSCRIPTION RIGHTS INCENTIVE PLAN

This 2021 Subscription Rights Incentive Plan (the “Plan”), effective as of 12 May 2021, was resolved by the board of directors of IDEX Biometrics ASA (the “Company”) on [*] 2021 in accordance with a resolution by the Company’s annual general meeting on 12 May 2021.

1.     Purpose of the Plan. In accordance with the AGM Resolution, the Company has adopted the 2021 Subscription Rights Incentive Plan to (a) attract, retain and motivate individual service providers to the Company and its Related Companies by providing them the opportunity to acquire an equity interest in the Company and (b) align their interests and efforts with the long-term interests of the Company’s stockholders. The Company intends that this Plan complies with the laws of Norway and United States and other relevant countries, in particular, in accordance with Section 11-12 of the PLCA, and in case of ambiguity is to be interpreted in accordance with said laws unless such interpretation would result in a violation of US securities laws. For clarity, all Options granted under this Plan cover previously unissued shares of Common Stock, so that these Awards qualify as “independent subscription rights”, as such term is defined under the laws of Norway.

Note: Some terms and references in the following are specific to U.S. taxpayers or employees and contractors of IDEX America Inc., as the case may be. Such terms/references will apply correspondingly to employees and contractors of other entities in the IDEX group, adapted to relevant geography.

2.     Definitions. Capitalized terms used in the Plan have the meanings set forth in Appendix A.

3.	Administration.

(a)     Plan Administrator. The Board acts as the Plan Administrator on behalf of the Company. All references in the Plan to the “Plan Administrator” will be to the Board.

(b)     Powers of Plan Administrator. The Plan Administrator will have full power and exclusive authority, subject to the terms of this Plan and the AGM Resolution, and restrictions under applicable law, to:

(i)     select which Eligible Persons will be granted Awards;

(ii)     determine the type of Awards, number of subscription rights (and therefore the number of shares of Common Stock) under each Award, and the terms and conditions of that Award (including when the Award may vest, be exercised (including prior to vesting), or settled, and the form of Award Agreement;

(iii)     determine whether, to what extent and under what circumstances Awards may be amended (including to waive restrictions, accelerate vesting or extend exercise periods), tolled, cancelled or terminated;

(iv)     interpret and administer the Plan, any instrument evidencing an Award and any other agreements or documents related to the administration of Awards;

(v) establish rules, and delegate ministerial duties to the Company’s employees consistent with applicable law, for the proper administration of the Plan;

(vi) require that Participants hold Options and Shares in a designated account with the Company’s stock administration provider firm until disposition of the Shares. and

(vii) make any other determination and take any other action that the Plan Administrator deems necessary or desirable for administration of the Plan.

The Plan Administrator’s decisions will be final, conclusive and binding on all persons, including the Company, any Participant, any stockholder and any Eligible Person.

Unless otherwise determined by the Board from time to time, the Company’s Human Resources Department, Sarah Mathews, sarah.mathews@idexbiometrics.com, will serve as contact person for the Plan.

4.	Shares & Subscription Rights Subject to the Plan.

(a)     Authorized Number of Shares. Subject to adjustment from time to time as provided in this Plan, (i) the number of shares of Common Stock available to be made subject to Awards and issued under the Plan (as determined for purposes of compliance with US laws) will be [91,672,048] shares (the foregoing maximum number of shares hereinafter referred to as the “Share Reserve”). Moreover, the number of issued and outstanding Options under all of the Company’s subscription right programs shall not exceed 10 (ten) per cent of the registered number of Shares in the Company at any given time. Shares issued under the Plan will be drawn from authorized but previously unissued shares. Section 8 below limits the number of shares that may be issued on the exercise of Incentive Stock Options, and any increase to the Share Reserve will result in a corresponding increase of the ISO Limit.

(b)    Share Use.

(i) Shares of Common Stock covered by an Award will not reduce the available Share Reserve unless and until they are actually issued to a Participant.

(ii) If any Award lapses, expires, terminates or is canceled prior to the issuance of shares thereunder, or if subscription rights granted under Prior Plans are forfeited without shares having been issued, those shares, and the ability to grant new subscription rights on those shares, will remain or become available for grant under the Plan.

(iii) If an Award is settled in cash, then those shares that are either not issued under the Award, or that are issued and then forfeited or reacquired under the Award, as well as the correlating subscription rights, will NOT remain, or again become, available for issuance under the Plan.

(iv) If a Participant receives dividends or dividend equivalents in respect of an Award in the form of shares or reinvests cash dividends or dividend equivalents paid in respect of Awards into shares of Common Stock, those shares will not reduce the Share Reserve, unless expressly determined otherwise by the Plan Administrator.

5. Eligibility. The Plan Administrator may grant Awards (a) to any employee (including any officer or founder) of the Company or a Related Company and (b) to any individual human independent contractor (including directors, consultants and advisors) for bona fide services rendered to the Company or any Related Company, provided (i) the services are not in connection with the offer and sale of the Company’s securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities and (ii) the grant of an Award to the employee or independent contractor do not cause the Company to lose the ability to make grants under this Plan in reliance on Rule 701 of the Securities Act. If and to the extent required by applicable law, the Company must obtain separate shareholder approval for any Award granted to a member of the Board of the Company as remuneration for Board functions.

6.	Provisions Applicable to All Awards.

(a)     Grant Date. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Plan Administrator, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. If the corporate records (e.g., consents, resolutions or minutes) documenting the corporate action constituting the Award contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement as a result of a clerical error in the papering of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(b)     Evidence of Awards. The Plan Administrator will document all Awards by a written agreement (including electronic writings such as smart contracts and distributed ledger entries) that contain the material terms of the Award, including but not limited to the exercise or purchase price (if any) and the vesting schedule (including any performance vesting triggers).

(c)     Payments for Shares and Taxes. The Plan Administrator will determine the forms of consideration a Participant may use to pay the exercise or purchase price for shares issued under Awards and any withholding taxes or other amounts due in connection with Awards. A Participant must pay all consideration due in connection with the Award (including taxes) before the Company will issue the shares being purchased. To the extent permitted by applicable law and subject to any required shareholder approvals, the Plan Administrator may (but is not required to) permit the use of the following forms of consideration:

(i)     cash or cash equivalent;

(ii)     tendering shares of Common Stock owned by the Participant that have an aggregate Fair Market Value on that date equal to the consideration owed to the Company;

(iii)     tendering the cash proceeds resulting from a sale to a third-party investor of some of the shares subject to the Award, but only if the investor is approved by the Company at that time under a private liquidity assistance program approved by the Company; or

(iv)     such other consideration as the Plan Administrator may permit in compliance with the PLCA.

A Participant may request or authorize the Plan Administrator to withhold amounts owed under this Plan from cash payments otherwise owed to the Participant by the Company or a Related Company. If a Participant tenders shares (including by “withhold to cover”), the value of the shares so tendered may not exceed the employer’s applicable maximum required tax withholding rate or such other applicable rate as is necessary to avoid adverse treatment for financial accounting purposes, as determined by the Plan Administrator.

(d)     Change in Service; Leaves of Absence. The Plan Administrator will determine the effect on Awards of a Participant’s leave of absence or change in hours of employment or service. In general, if, after the Grant Date of any Award to a Participant, the Participant’s regular level of time commitment in the performance of his or her services for the Company and any Related Companies is reduced (for example, and without limitation, if the Participant has a change in status from a full-time Employee to a part-time Employee, or if the Participant goes on a leave of absence without using paid vacation or sick days), the Plan Administrator has the right in its sole discretion (and without the need to seek or obtain the consent of the affected Participant) to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award (but only if the modification would not cause the Participant to incur penalties or additional taxation under Code Section 409A). If an Award is reduced, the Participant will have no right with respect to the portion of the Award that is so reduced.

(e)     Applicability of Award Terms to New Property. If a Participant receives new or additional shares of Common Stock, other securities, other property, or cash in respect of an Award, those shares, securities, property and cash will be subject to all of the same terms of the Plan and the Award Agreement as applied to the underlying shares of Common Stock subject to that Award.

(f)     Recoupment. All Awards are subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property on the occurrence of Cause. The implementation of any clawback policy will not be deemed a triggering event for purposes of any definition of “good reason” for resignation or “constructive termination.”

(g)     Investigations. If a Participant’s employment or service relationship with the Company is suspended pending an investigation of whether the Participant will be terminated for Cause, all the Participant’s rights under any Award will likewise be suspended during the period of investigation.

(h)     No Obligation to Notify or Minimize Taxes. The Company and the Plan Administrator will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising his or her rights under an Award. Furthermore, the Company and the Plan Administrator will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company and the Plan Administrator has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

7.	Options.

(a)	Exercise Price.

(i)     Generally, the Plan Administrator may not grant Options with an exercise price per share less than the Fair Market Value of the Common Stock on the Grant Date.

(ii)     The Plan Administrator may, in its sole discretion and in case of particular circumstances, grant up to 9,167,204 Options with an exercise price less than the Fair Market Value, provided that the exercise price shall under no circumstances be less than par value per share of Common Stock at any given time, and provided further that, any such Option granted to a Participant who is subject to U.S. income tax is otherwise exempt from or complies with the requirements of Section 409A of the Code.

(iii)     The Plan Administrator may, with the consent of any adversely affected    Participant and to the extent permitted under applicable laws and resolutions of the shareholders of the Company, (A) reduce the exercise or strike price of an outstanding Option or (B) permit the cancellation of any outstanding Option and the grant in substitution therefor of a new Option, with any such substituted award (x) covering the same or a different number of shares of Common Stock as the cancelled Award and (y) granted under the Plan or another equity or compensatory plan of the Company or (C) any other action that is treated as a repricing under generally accepted accounting principles. If the repricing, or cancellation and regrant, of an Option would result in the restart of the holding periods associated with Incentive Stock Option status, such restart will not be deemed to adversely affect the Participant if the exercise price for the newly repriced or regranted Option is not more than half of the exercise price for the original Option.

(b)     Term. The maximum term of an Option will be 5 years from the date of the AGM Resolution, subject to earlier termination in accordance with the terms of the Plan and the Award Agreement.

(c)     Vesting. In general, options granted under this Plan will vest as to 25% on the first anniversary of the vesting commencement date, and as to 25% each anniversary thereafter over the next three years. In general, the vesting commencement date will be the last of the following dates preceding the date of grant: (i) 15 January, (ii) 15 April, (iii) 15 July or (iv) 15 October. The Plan Administrator reserves the right to approve a different vesting schedule in its sole discretion.

(d)	Conditions to Exercise.

(i)     The Company reserves the right to limit the period of exercise, regardless of vested status of the Option, to no more than a limited period following the release of interim (normally quarterly) financial reporting. To exercise an Option, the Participant must deliver (A) the exercise agreement stating the number of shares being purchased and, if applicable, the account number or digital wallet address into which the shares should be deposited, (B) payment in full of the exercise price and any tax withholding obligations, and (C) any additional documents, including a joinder to a voting agreement or shareholders’ agreement, requested or required by the Company as a condition to exercise.

(ii)     If a Participant is subject to U.S. income tax and is exercising an Option prior to vesting, and if he or she chooses to make a Section 83(b) election, he or she must deliver, within 30 days after the date of exercise, a completed copy of his or her Section 83(b) election, the applicable taxes due in connection with that election and evidence of timely receipt of the Section 83(b) election by the Internal Revenue Service. If a Participant does not make a Section 83(b) election or fails to satisfy these requirements, the Plan Administrator will instruct the Company to withhold and remit (if applicable) taxes on, and report to the applicable taxing authorities, the income recognized on each subsequent vesting date of the Award.

(iii)     The Plan Administrator may modify the exercise agreement form, and the procedure for exercise, from time to time. The Plan Administrator may restrict exercise to those times when the Plan Administrator has a reasonable basis to determine Fair Market Value and may prohibit exercise in anticipation of a material corporate event (including but not limited to a financing or Change of Control). The Plan Administrator may require than an Option may be exercised only for whole shares and for not less than a reasonable number of shares at any one time.

(e)     Non-Exempt Employees. If an Option is granted to an employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option will not be first exercisable for any shares of Common Stock until at least six months following the Grant Date of the Option (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt employee dies or suffers a disability, (ii) on a Change of Control in which such Option is not assumed, continued, or substituted, or (iii) on the Participant’s retirement (as such term may be defined in the Participant’s Award agreement or in another agreement between the Participant and the Company, or, if no such definition, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options may be exercised earlier than six months following the Grant Date. The foregoing provision is intended to operate so that any income derived by a non-exempt employee from the exercise or vesting of an Option will be exempt from his or her regular rate of pay. If required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee from the exercise, vesting or issuance of any shares under any other Award will be exempt from the employee’s regular rate of pay, the provisions of this paragraph will apply to all Awards and are hereby incorporated by reference into such Award agreements.

(f)    Effect of Termination of Service. The Plan Administrator will establish and define in the Award Agreement how an Option will be treated on a Termination of Service. Unless otherwise set forth in the Award Agreement, the following treatment will apply:

(i)    Any portion of an Option that is not vested and exercisable on the date of a Participant’s Termination of Service will expire on such date.

(ii)    Any portion of an Option that is vested and exercisable on the date of a Participant’s Termination of Service will expire on the earliest to occur of:

(A)    if the Participant’s Termination of Service occurs for reasons other than Cause, Disability or death, the date that is 3 months after such Termination of Service;

(B)    if the Participant’s Termination of Service occurs by reason of Cause, the date of the Termination of Service;

(C)    if the Participant’s Termination of Service occurs by reason of death or Disability the date that is 12 months after such Termination of Service;

(D)    if the Participant dies during any of the foregoing post-termination exercise periods, the date that is 12 months after death;

(E)    if the Plan Administrator determines during any of the foregoing post-termination exercise periods that Cause for termination existed at the time of the Participant’s Termination of Service, immediately on such determination;

(F)    if, during any of the foregoing periods, the Company undergoes a Change in Control and the successor or acquiring entity refuses to assume the Award, then on the closing of the Change of Control; and

(G)    the Option Expiration Date.

8.    Stock Option Categories. Options are either Incentive Stock Options (ISOs) or Nonqualified Stock Options (NSOs). Only employees who are eligible for ISOs may be granted ISOs. All other employees and other persons can only be granted NSOs.

9.    Incentive Stock Option Limitations. The terms of an Incentive Stock Option must comply in all respects with Section 422 of the Code, or any successor provision, and any applicable regulations thereunder, each of which is incorporated by reference into this Plan. The Plan Administrator will construe the terms of any Option granted as an Incentive Stock Option within the meaning of Section 422 of the Code, and if the Option (or a portion thereof) does not meet the requirements of Section 422 of the Code, that Option (or that portion) will be treated as a Nonqualified Stock Option. The requirements of Section 422 include the following:

(a)    ISO Limit. The maximum number of shares that may be issued on the exercise of Incentive Stock Options under this Plan will equal [91,672,048] shares (the “ISO Limit”). Each increase to the Share Reserve authorized by the Board and stockholders after the Effective Date will also result in a corresponding increase in this ISO Limit, unless otherwise expressly provided in the Board or stockholder resolutions approving such increase.

(b)    ISO Granting Period. Section 422 of the Code provides that no Incentive Stock Options may be granted more than 10 years after the later of (i) the adoption of the Plan by the Board and (ii) the adoption by the Board of any amendment to the Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code. For clarity, any amendment of the Share Reserve that also amends the ISO Limit will be deemed the adoption of a new plan for purposes of Code Section 422.

(c)    ISO Qualification. If the aggregate Fair Market Value (determined as of the Grant Date) of Common Stock with respect to which a Participant’s Incentive Stock Options become exercisable for the first time during any calendar year (under the Plan and all other stock option plans of the Company and its parent and subsidiary corporations) exceeds $100,000, or if the Option otherwise does not comply with the requirements under Section 422 of the Code, the Option (or the portion that does not meet the requirements of Section 422) will be treated as a Nonqualified Stock Option. If the Participant holds two or more such Options that become exercisable for the first time in the same calendar year, such limitation will be applied on the basis of the order in which such Options are granted.

(d)    Eligible Employees. Individuals who are not employees of the Company or one of its parent or subsidiary corporations may not be granted Incentive Stock Options. Except as otherwise determined by the Board, employees who reside or work outside of the United States may not be granted Incentive Stock Options.

(e)    Exercise Price. Incentive Stock Options will be granted with an exercise price per share not less than the Fair Market Value of the Common Stock on the Grant Date, and in the case of an Incentive Stock Option granted to a Participant who owns more than 10% of the total combined voting power of all classes of the stock of the Company or of its parent or subsidiary corporations (a “Ten Percent Stockholder”), will be granted with an exercise price per share not less than 110% of the Fair Market Value of the Common Stock on the Grant Date. The Plan Administrator will determine status as a Ten Percent Stockholder in accordance with Section 422 of the Code.

(f)    Option Term. Section 422 of the Code provides that the maximum term of an Incentive Stock Option will not exceed 10 years, and in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, will not exceed five years, in each case, subject to earlier termination in accordance with the terms of the Plan and the instrument evidencing the Option. However, the maximum term of any Option granted under this Plan will be 5 years from the date of the AGM Resolution, subject to earlier termination in accordance with the terms of the Plan and the Award Agreement.

(g)    Exercisability. An Option designated as an Incentive Stock Option will cease to qualify for favorable tax treatment as an Incentive Stock Option to the extent it is exercised (if permitted by the terms of the Option) (i) more than three months after the date of a Participant’s termination of employment if termination was for reasons other than death or disability, (ii) more than one year after the date of a Participant’s termination of employment if termination was by reason of disability, or (iii) more than six months following the first day of a Participant’s leave of absence that exceeds three months, unless the Participant’s reemployment rights are guaranteed by statute or contract.

(h)    Taxation of Incentive Stock Options. To obtain the tax benefits afforded to Incentive Stock Options under Section 422 of the Code, the Participant must hold the shares acquired on the exercise of an Incentive Stock Option for two years after the Grant Date and one year after the date of exercise (that is, the Participant must not transfer the shares until at least the day after the expiration of these periods). A Participant may be subject to the alternative minimum tax at the time of exercise of an Incentive Stock Option. The Participant must give the Company prompt notice of any disposition of shares acquired on the exercise of an Incentive Stock Option prior to the expiration of these holding periods.

(i)    Code Definitions. For the purposes of this Section 8, “disability,” “parent corporation” and “subsidiary corporation” will have the meanings attributed to those terms for purposes of Section 422 of the Code.

(j)    Stockholder Approval. Section 422 of the Code provides that if the stockholders of the Company do not approve the Plan within 12 months after the Board’s adoption of the Plan (or the Board’s adoption of any amendment to the Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code) Incentive Stock Options granted under the Plan after the date of the Board’s adoption (or approval) will be treated as Nonqualified Stock Options. Section 422 of the Code provides that no Incentive Stock Options may be granted more than ten years after the earlier of the approval by the Board or the stockholders of the Plan (or any amendment to the Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code).

10.	Tax Matters.

(a)    Withholding. The Company will require the Participant to pay to the Company or a Related Company, as applicable, the amount of (i) any taxes that the Company or a Related Company is required by applicable federal, state, local or foreign law to withhold with respect to an Award (“tax withholding obligations”) and (ii) any other amounts due from the Participant to the Company, any Related Company or any governmental authority (“other obligations”). The Company will not be required to issue any shares of Common Stock or otherwise settle an Award under the Plan until such tax withholding obligations and other obligations are satisfied.

(b)    Section 409A. The Company intends that the Plan and Awards granted under the Plan (unless otherwise expressly provided for in the Award Agreement) are exempt from the requirements of Section 409A to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the exclusion applicable to stock options, stock appreciation rights and certain other equity-based compensation under Treasury Regulation Section 1.409A-1(b)(5), or otherwise. The Plan Administrator will use reasonable best efforts to interpret, operate and administer the Plan and any Award granted under the Plan in a manner consistent with this intention. However, the Plan Administrator makes no representations that Awards granted under the Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to Awards granted under the Plan.

(i)    If Section 409A is applicable to any Award granted under the Plan (that is, to the extent not so exempt), the Plan Administrator intends that the non-exempt Award will comply with the deferral, payout, plan termination and other limitations and restrictions imposed under Section 409A.

(ii)    If necessary for exemption from, or compliance with, Section 409A:

(A)    All references in the Plan or any Award granted under the Plan to the termination of the Participant’s employment or service are intended to mean the Participant’s “separation from service,” within the meaning of Section 409A(a)(2)(A)(i).

(B)    The Plan Administrator will treat each installment that vests or is delivered under an Award in a series of payments or installments as a separate payment for purposes of Section 409A, unless expressly set forth in the Award Agreement that each installment is not a separate payment.

(C)    If the Participant is a “specified employee,” within the meaning of Section 409A, then if necessary to avoid subjecting the Participant to the imposition of any additional tax under Section 409A, amounts that would otherwise be payable under the Plan or any Award granted under the Plan during the six-month period immediately following the Participant’s “separation from service” will not be paid to the Participant during such period, but will instead be accumulated and paid to the Participant (or, in the event of the Participant’s death, the Participant’s estate) in a lump sum on the first business day after the earlier of the date that is six months following the Participant’s separation from service or the Participant’s death.

(D)    If, after the Grant Date of an Award, the Plan Administrator determines that an Award is reasonably likely to fail to be either exempt or compliant with Section 409A, the Plan Administrator reserves the right, but will not be required, to unilaterally (and without the affected Participant’s consent) amend or modify the Plan and any Award granted under the Plan so that the Award qualifies for exemption from or complies with Section 409A. Any such amendment or modification made to avoid the imposition of adverse taxation under Section 409A will be deemed not to materially adversely impact the Participant.

(E)    The right to any dividends or dividend equivalents declared and paid on the number of shares underlying an Option may not be contingent, directly or indirectly, on the exercise of the Option and must otherwise comply with or qualify for an exemption under Section 409A. In addition, the right to any dividends or dividend equivalents declared and paid on shares acquired under an Award must (i) be paid at the same time such dividends or dividend equivalents are paid to other stockholders (although it may be subject to the same restrictions as the underlying shares) and (ii) comply with or qualify for an exemption under Section 409A.

11.    Restrictions on Transfer of Awards & Common Stock. Any purported Transfer of an Award, or shares of Common Stock issued under the Plan in violation of the Plan will be null and void, will have no force or effect, and the Company will not register in its records any such purported transfer.

(a)    No Transfer of Awards. In general, a Participant may not sell, assign, pledge (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or otherwise Transfer an Award or interest in an Award, other than by will or by the applicable laws of descent and distribution. During a Participant’s lifetime, only the Participant granted the Award may exercise the Award or purchase the shares under the Award. The Plan Administrator may permit the Transfer of an Award or an interest in an Award if that Transfer complies with all applicable laws and does not result in the loss of the exemption from registration used by the Company for this Plan.

(b)    No Transfer of Shares. Before the earlier to occur of (x) the date on which the initial registration of the Common Stock under Sections 12(b) or 12(g) of the Exchange Act first becomes effective and (y) a Change of Control, the Plan Administrator reserves the right to impose restrictions on transfers of shares issued under the Plan, to the greatest extent permitted by law.

(c)    Market Standoff. In the event of a public offering by the Company, whether underwritten or not underwritten, of its equity securities pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, Participant will not sell, make any short sale of, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose of or transfer for value or otherwise agree to engage in any of the foregoing transactions with respect to any securities of the Company however or whenever acquired (except for those being registered) without the prior written consent of the Company or the underwriters. Such limitations will be in effect for such period of time as may be requested by the Company or such underwriter. However, that in no event will such period exceed 180 days after the effective date of the registration statement for such public offering, plus such additional period requested by the underwriters as is necessary to comply with regulatory restrictions on the publication of research reports (including, but not limited to, FINRA Rule 2241, or any amendments or successor rules). Participant will execute an agreement reflecting the foregoing, if requested by the underwriters at the time of such public offering. These limitations will in all events terminate two years after the effective date of the registration statement for the Company’s initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended. To enforce this provision, the Company may impose stop-transfer instructions with respect to the shares until the end of the applicable standoff period.

12.	Changes to Company’s Common Stock.

(a)    If the Company undertakes a stock dividend, stock split, reverse stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in the Company’s corporate or capital structure that constitutes an equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto) and that results in (x) the outstanding shares of Common Stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of securities of the Company or any other company or (y) new, different or additional securities of the Company or any other company being received by the holders of shares of Common Stock, then the Plan Administrator will make proportional adjustments in (1) the maximum number and kind of securities available for issuance under the Plan; (2) the maximum number and kind of securities issuable as Incentive Stock Options; and (3) the number and kind of securities that are subject to any outstanding Award and the per share price of such securities, without any change in the aggregate price to be paid therefor. The determination by the Plan Administrator as to the terms of any of the foregoing adjustments will be conclusive and binding. For clarity, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services rendered, either on direct sale or on the exercise of rights or warrants to subscribe therefor, or on conversion of shares or obligations of the Company convertible into such shares or other securities, will not affect, and no adjustment by reason thereof will be made with respect to, outstanding Awards.

(b)    Dissolution or Liquidation. To the extent not previously exercised or settled, and unless otherwise determined by the Plan Administrator in its sole discretion, Awards will terminate immediately prior to the dissolution or liquidation of the Company. To the extent a vesting condition, forfeiture provision or repurchase right applicable to an Award has not been waived by the Plan Administrator, the Award will be forfeited immediately prior to the consummation of the dissolution or liquidation.

(c)    Change of Control. The following provisions will apply to Awards in the event of a Change of Control unless otherwise provided in the Award Agreement or any other written agreement between the Company or any Affiliate and the Participant. In the event of a Change of Control, the Board may take one or more of the following actions with respect to Awards, contingent on the closing or completion of the Change of Control:

(i)    arrange for the surviving or acquiring company (or its parent company) to assume or continue the Award or to substitute a similar stock award for the Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Change of Control) that preserves the material terms of the original Award;

(ii)    accelerate the vesting, in whole or in part, of the Award (and, if applicable, the time at which the Award may be exercised or settled) to a date prior to the effective time of such Change of Control as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective date of the Change of Control), with such Award terminating immediately prior to the effective time of the Change of Control;

(iii)    cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and

(iv)    make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received on the exercise or settlement of the Award immediately prior to the effective time of the Change of Control, over (B) any price payable by such holder in connection with such exercise or settlement, in consideration for the termination of such Award at or immediately prior to the closing. For clarify, this payment may be zero if the Fair Market Value of the property is equal to or less than the exercise or purchase price.

The Board need not take the same action with respect to all Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of an Award. The Board provide that payments may be subject to the same terms and conditions as the payment of consideration to the holders of the Company’s Common Stock in connection with the Change of Control is delayed as a result of escrows, earn outs, holdbacks or other contingencies. The Board may also provide that payments made over time will remain subject to substantially the same vesting schedule as the Award, including any performance-based vesting metrics that applied to the Award immediately prior to the closing of the Change of Control.

(d)    Single Trigger. Provided a Participant does not have a Termination of Service before the closing of a Change of Control, and subject to the Participant signing and returning a joinder agreement comparable to (and no more onerous than) that required of the Company’s stockholders as part of the definitive agreement documenting the Change of Control if such joinder agreement is required by the successor or surviving entity in the Change of Control (together, the “Acceleration Conditions”), then the Plan Administrator will accelerate the vesting of that Participant’s then-outstanding Awards as to 100% of the then-unvested shares of Common Stock subject to each such Award.

(e)     Further Adjustment of Awards. The Plan Administrator will have the discretion to take additional action as it determines to be necessary or advisable with respect to Awards. Such authorized action may include (but will not be limited to) establishing, amending or waiving the type, terms, conditions or duration of, or restrictions on, Awards so as to provide for earlier, later, extended or additional time for exercise, lifting restrictions and other modifications, and the Plan Administrator may take such actions with respect to all Participants, to certain categories of Participants or only to individual Participants. The Plan Administrator may take such action before or after granting Awards to which the action relates and before or after any public announcement with respect to such sale, merger, consolidation, reorganization, liquidation, dissolution or change of control that is the reason for such action.

(f)     No Limitations. The grant of Awards will in no way affect the Company’s right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

13.     Term of the Plan. This Plan will expire on the day prior to the Company’s annual general meeting held in 2022, and if no such meeting is held, then 30 June 2022. The Plan Administrator may not grant new Awards after the Plan is terminated. Stockholders of the Company must approve any increase in the Share Reserve and ISO Limit within 12 months before or after the increase, as applicable, is adopted by the Board.

14.	Amendment and Termination.

(a)     Plan Amendment, Suspension or Termination. The Board may amend, suspend or terminate the Plan or any portion of the Plan at any time and in such respects as it will deem advisable. No amendment will be effective absent stockholder approval if required by applicable law (including the laws governing the effectiveness of the AGM Resolution), regulation or stock exchange rule.

(b)     Award Amendment. To the extent permitted by applicable law and subject to any required shareholder approvals, the Plan Administrator may amend any Award at any time. However, the Plan Administrator may not amend an Award in a manner that materially adversely impacts the rights of the Participant holding that Award without the Participant’s written consent. A Participant will not be deemed to have been materially adversely impacted if the Board amends an Award: (i) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (ii) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (iii) to clarify the manner of exemption from, or to bring the Award into compliance with Section 409A, (iv) to correct clerical or typographical errors or (v) to comply with other applicable laws or listing requirements.

15.	No Individual Rights.

(a)     No individual or Participant will have any claim to be granted any Award under the Plan. The Company has no obligation for uniformity of treatment of Participants under the Plan.

(b)     Nothing in the Plan or any Award will be deemed to constitute an employment contract or confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Related Company or limit in any way the right of the Company or any Related Company to terminate a Participant’s employment or other relationship at any time, with or without cause.

16.	Conditions on Issuance of Shares.

(a)     The Company will have no obligation to issue or deliver any shares of Common Stock under the Plan or make any other distribution of benefits under the Plan unless, in the opinion of the Company’s counsel, such issuance, delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the PLCA, the Securities Act or the laws of any state or foreign jurisdiction) and the applicable requirements of any securities exchange or similar entity.

(b)     The Company will be under no obligation to any Participant to register for offering or resale or to qualify for exemption under the Securities Act, or to register or qualify under the laws of any state or foreign jurisdiction, any shares of Common Stock, security or interest in a security paid or issued under, or created by, the Plan, or to continue in effect any such registrations or qualifications if made.

(c)     As a condition to the receipt of Common Stock under the Plan, the Plan Administrator may require (i) the Participant to represent and warrant that such shares are being purchased or received only for the Participant’s own account and without any present intention to sell or distribute such shares, (ii) the Participant to appoint a member of the Board as having the sole and exclusive power of attorney, to the maximum extent permitted by applicable laws, to vote all shares of Common Stock subject to the Award, which power will be effective until the earlier of the completion of a Change of Control or the Company’s public offering of its securities on a national stock exchange or national market such as Nasdaq or NYSE, and (iii) the Participant to undertake additional actions as necessary to comply with federal, state and foreign securities laws.

(d)     The Company may issue shares of Common Stock on a noncertificated basis, including as digital assets located on a distributed ledger or blockchain, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

(e)     Cash settlement. If delivery of shares of Common Stock to a Participant is prohibited, restricted or, in the Company’s opinion, unreasonably administratively burdensome due to laws, regulations and/or securities registration practices (applicable to the Company and/or the Participant), the Plan Administrator may determine, in its sole discretion, that the Participant, upon vesting and exercise of the Options, shall be entitled to a cash settlement only (no issuance and delivery of shares of Common Stock) in an amount equal to the total Fair Market Value as of the date of exercise less the total Exercise Price, subject to applicable tax withholdings (“Cash Settlement”).

17.     No Rights as a Stockholder. Unless otherwise provided by the Plan Administrator or in the instrument evidencing the Award or in a written employment, services or other agreement, no Award will entitle the Participant to any cash dividend, voting or other right of a stockholder unless and until the date of issuance under the Plan of the shares that are the subject of such Award and the associated share capital increase having been registered in the Norwegian Register of Business Enterprises. All other shareholder rights associated with shares issued under this Plan, hereunder those referenced in Section 11-12 (2) no. 9 of the PLCA, will attach from the date of issuance of the shares. Each Participant agrees to assist as reasonably necessary to cause subscription rights and shares issued under an Award to be registered with the Norwegian Central Securities Depository, if and to the extent such registration is required by applicable law.

18.     Participants in Other Countries or Jurisdictions. The Plan Administrator may grant Awards to Eligible Persons of any nationality residing in any geography on such terms and conditions different from those specified in the Plan, as may, in the judgment of the Plan Administrator, be necessary or desirable to foster and promote achievement of the purposes of the Plan. The Plan Administrator has the authority to adopt Plan modifications, administrative procedures, subplans and the like as may be necessary or desirable to comply with provisions of the laws or regulations of other countries or jurisdictions in which the Company or any Related Company may operate or have employees or ongoing individual contractors.

19.     No Trust or Fund. The Plan is intended to constitute an “unfunded” plan. Nothing contained herein will require the Company to segregate any monies or other property, or shares of Common Stock, or to create any trusts, or to make any special deposits for any immediate or deferred amounts payable to any Participant. No Participant will have any rights that are greater than those of a general unsecured creditor of the Company. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

20.     Successors. All obligations of the Company under the Plan with respect to Awards will be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all the business and/or assets of the Company.

21.     Severability. If any provision of the Plan or any Award is determined to be invalid, illegal or unenforceable in any jurisdiction, or as to any person, or would disqualify the Plan or any Award under any law deemed applicable by the Plan Administrator, such provision will be construed or deemed amended to conform to applicable laws. If it cannot be so construed or deemed amended without, in the Plan Administrator’s determination, materially altering the intent of the Plan or the Award, such provision will be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award will remain in full force and effect.

22.     Choice of Law. The Plan, all Awards granted thereunder, and all determinations made and actions taken pursuant hereto, will be governed by the laws of Norway; provided, however, that applicable laws of the United States shall apply in relation to US Participants, without giving effect to principles of conflicts of law.

23.     Legal Requirements. The granting of Awards and the issuance of shares of Common Stock under the Plan are subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. Applicable laws include the PLCA and the Securities Trading Act of the Kingdom of Norway dated 27 June 2007, as amended.

APPENDIX A

DEFINITIONS

As used in the Plan and Award Agreements:

“Acceleration Conditions” is defined in Section 11(d) above.

“Acquired Entity” means any entity acquired by the Company or a Related Company or with which the Company or a Related Company merges or combines.

“Acquisition Price” means the value of the per share consideration (consisting of securities, cash or other property, or any combination thereof), receivable or deemed receivable on a Change of Control in respect of a share of Common Stock, as determined by the Plan Administrator in its sole discretion.

“AGM Resolution” means resolution as approved by the Company’s shareholders at the annual general meeting held on 12 May 2021.

“Award” means any Option or, if permitted by applicable law and resolutions of the shareholders of the Company, another similar appreciation-based incentive payable in cash or in shares of Common Stock, as may be designated by the Plan Administrator from time to time consistent with the AGM Resolution.

“Award Agreement” means the written document stating the terms of the Award.

“Board” means the Board of Directors of the Company.

“Cause,” unless otherwise defined in the instrument evidencing an Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any felony; (ii) such Participant’s commission of a crime involving fraud, dishonesty or moral turpitude under the laws of the Kingdom of Norway, England and Wales or the United States or any state thereof (in each case, only to the extent applicable to the Participant) that is reasonably likely to result in material adverse effects on the Company or a Related Company; (iii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or a Related Company or of any statutory duty owed to the Company or a Related Company; (iv) such Participant’s unauthorized use or disclosure of the confidential information or trade secrets of the Company or a Related Company; or (v) such Participant’s gross misconduct that is reasonably likely to result in material adverse effects on the Company or a Related Company. The determination that a termination of the Participant is either for Cause or without Cause will be made by the Board, in its sole discretion. Any determination by the Board that a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect on any determination of the rights or obligations of the Company or such Participant for any other purpose.

“Change of Control,” unless the Plan Administrator determines otherwise with respect to an Award at the time the Award is granted or unless otherwise defined for purposes of an Award in a written employment, services or other agreement between the Participant and the Company or a Related Company, means consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(1)     Any person or entity becomes the owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction.

(2)     There is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction, or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(3)     There is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries to a person or entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(4)     The Company’s stockholders approve a plan for the complete liquidation of the Company.

However, (A) the term Change of Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change of Control (or any analogous term) in an individual written agreement between the Company or any Related Companies and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement.

In addition, a Change of Control will not be deemed to occur (A) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other entity or person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (B) solely because the level of ownership held by any person or entity (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding. However, if a Change of Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities owned by the Subject Person over the designated percentage threshold, then a Change of Control will be deemed to occur.

If necessary for compliance with Code Section 409A, no transaction will be a Change of Control unless it is also a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5).

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“Common Stock” means the common stock, par value 0.15 Norwegian Krone per share, of the Company.

“Company” means IDEX Biometrics ASA, a Norwegian corporation, organization number NO 976 846 923.

“Disability,” unless otherwise defined by the Plan Administrator for purposes of the Plan or in the instrument evidencing an Award or in a written employment, services or other agreement between the Participant and the Company or a Related Company, means a mental or physical impairment of the Participant that is expected to result in death or that has lasted or is expected to last for a continuous period of 12 months or more and that causes the Participant to be unable to perform his or her material duties for the Company or a Related Company and to be engaged in any substantial gainful activity, in each case as determined by the Company’s chief human resources officer or other person performing that function or, in the case of directors and executive officers, the Plan Administrator, each of whose determination will be conclusive and binding.

“Effective Date” means 12 May 2021.

“Eligible Person” means any person eligible to receive an Award as set forth in Section 5 of the Plan.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.

“Fair Market Value” means the per share fair market value of the Common Stock as established in good faith by the Plan Administrator. If the Common Stock is not publicly traded, the Plan Administrator will determine Fair Market Value in a manner consistent with Sections 409A and 422 of the Code. If the Common Stock is publicly traded, the Plan Administrator will use the greatest of: (1) the average closing price of the Company’s Common Stock, as reported by Oslo Børs or other established securities exchange on which the Company’s Common Stock is readily trading, over 10 trading days immediately preceding the applicable date and (2) the closing price of the Company’s share, as reported by Oslo Børs or other established securities exchange on which the Company’s Common Stock is readily trading, on the trading day immediately preceding the applicable date. In determining the value of a share for purposes of tax reporting on the exercise, issuance or transfer of shares subject to Awards, fair market value may be calculated using the definition of Fair Market Value, the actual sales price in the transaction at issue (e.g., “sell to cover”), or such other value determined by the Company’s general counsel or principal financial officer in good faith in a manner that complies with applicable tax laws.

“Good Reason” will have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term as applicable to an Award and, in the absence of such agreement, such term means, with respect to a Participant, the Participant’s resignation from all positions he or she then-holds with the Company following: (i) a reduction in the Participant’s base salary of more than 10% or (ii) the required relocation of Participant’s primary work location to a facility that increases his or her one-way commute by more than 50 miles, in either case, only if (x) Participant provides written notice to the Company’s Chief Executive Officer within 30 days following such event identifying the nature of the event, (y) the Company fails to cure such event within 30 days following receipt of such written notice and (z) Participant’s resignation is effective not later than 30 days thereafter.

“Grant Date” means the later of (a) the date on which the Plan Administrator completes the corporate action authorizing the grant of an Award or such later date specified by the Plan Administrator and (b) the date on which all conditions precedent to an Award have been satisfied, provided that conditions to the exercisability or vesting of Awards will not defer the Grant Date.

“Incentive Stock Option” or “ISO” means an Option granted with the intention that it qualify as an “incentive stock option” as that term is defined for purposes of Section 422 of the Code or any successor provision.

“Nonqualified Stock Option,” “Nonstatutory Stock Option,” or “NSO” means an Option that does not qualify as an Incentive Stock Option.

“Option” means a right to purchase Common Stock granted under Section 7 of the Plan. Options are either Incentive Stock Options or Nonstatutory Stock Options. Options are also referred to as “subscription rights” pursuant to the PLCA.

“Option Expiration Date” means the last day of the maximum term of an Option.

“Option Term” means the maximum term of an Option as set forth in Section 7(b) of the Plan.

“Participant” means any Eligible Person to whom an Award is granted.

“Plan” means the 2021 Subscription Rights Incentive Plan.

“Plan Administrator” has the meaning set forth in Section 3(a) of the Plan.

“PLCA” means the Public Limited Companies Act of the Kingdom of Norway dated 13 June 1997, as amended.

“Related Company” means any entity that, directly or indirectly, is in control of, is controlled by or is under common control with the Company.

“Section 409A” means Section 409A of the Code.

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time.

“subscription right” means independent subscription rights granted by the Company in accordance with section 11-12 of the PLCA, and generally referred to herein as an Option.

“Substitute Awards” means Awards granted or shares of Common Stock issued by the Company in substitution or exchange for awards previously granted by an Acquired Entity.

“Successor Company” means the surviving company, the successor company, the acquiring company or its parent, as applicable, in connection with a Change of Control.

“Termination of Service,” unless the Plan Administrator determines otherwise with respect to an Award, means a termination of employment or service relationship with the Company or a Related Company for any reason, whether voluntary or involuntary, including by reason of death or Disability. Any question as to whether and when there has been a Termination of Service for the purposes of an Award and the cause of such Termination of Service will be determined by the Company’s chief human resources officer or other person performing that function or, with respect to directors and executive officers, by the Board, whose determination will be conclusive and binding. Transfer of a Participant’s employment or service relationship between the Company and any Related Company will not be considered a Termination of Service for purposes of an Award. Unless the Board determines otherwise, a Termination of Service will be deemed to occur if the Participant’s employment or service relationship is with an entity that has ceased to be a Related Company. A Participant’s change in status from an employee of the Company or a Related Company to a nonemployee director, consultant, advisor or independent contractor of the Company or a Related Company, or a change in status from a nonemployee director, consultant, advisor or independent contractor of the Company or a Related Company to an employee of the Company or a Related Company, will not be considered a Termination of Service. Termination of Service shall be deemed to occur upon the expiration of any applicable statutory or contractual termination notice periods.

“Transfer” means, as the context may require, (a) any sale, assignment, pledge, hypothecation, mortgage, encumbrance or other disposition, whether by contract, gift, will, intestate succession, operation of law or otherwise, of all or any part of an Award or shares issued thereunder, as applicable, (b) any transaction designed to give the stockholder essentially the same economic benefit as any of the foregoing, and (c) any verb equivalent of the foregoing.

“Vesting Commencement Date” means the Grant Date or such other date selected by the Plan Administrator as the date from which an Award begins to vest.

IDEX BIOMETRICS ASA

2021 EMPLOYEE SHARE PURCHASE PLAN (THE “PLAN”)

The following constitute the provisions of the 2021 Employee Share Purchase Plan of IDEX Biometrics ASA (the “Company”), as approved by the Annual General Meeting of the Company on 12 May 2021 (the “Effective Date”) in accordance with a proposal and resolution by the Board of Directors on 20 April 2021.

1. Purpose

The purpose of the Plan is to provide Employees of the Company and its Designated Subsidiaries with an opportunity to subscribe for Common Stock of the Company.

The Company intends for the Plan to have three components; i) a U.S. Code Section 423 component (the “US Component”) applicable to US employees, ii) a UK component applicable to UK employees (the “UK Component”), and iii) a component applicable to all employees outside the United States and United Kingdom (the “General Component”). Except at otherwise provided herein, the US Component and UK Component will operate and be administered in the same manner as the General Component.

The Company’s intention is to have the US Component of the Plan qualify as an “employee stock purchase plan” within the meaning of Section 423 (b) of the U.S. Internal Revenue Code of 1986, as amended (the “US Code”), and shall be interpreted in accordance with that intent.

2. Definitions

(a) “Board” means the Board of Directors of the Company.

(b) “Business Day” means Monday to Friday, excluding Saturday, Sunday and public holidays in Norway.

(c) “Common Stock” means the common stock of the Company, currently listed and quoted on Oslo Børs under ticker symbol “IDEX”.

(d) “Company” means IDEX Biometrics ASA, a company organized and existing under the laws of the Kingdom of Norway with organization number 976 846 923.

(e) “Company Registry” shall mean the Norwegian Register of Business Enterprises.

(f) “Compensation” means the net (after-tax) salary of an Employee in the Company or a Designated Subsidiary.

(g) “Continuous Status as an Employee” means the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of (i) sick leave; (ii) military leave; (iii) maternity or paternity leave to which the Employee is entitled by law; (iv) any other leave to which the Employee is entitled under applicable mandatory laws without affecting his or her right to continued employment; and (v) any other leave of absence approved by the Company or its Designated Subsidiaries, provided that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by statute or agreed by contract, or unless otherwise provided pursuant to Company policy adopted from time to time; or (vi) in the case of transfers between locations of the Company or between the Company and its Designated Subsidiaries (provided, however, if a Participant transfers from a Contribution Period under the US Component to a Contribution Period under the UK Component or General Component, the subscription for Shares on the Subscription Date will be qualified under the

US Component only to the extent such purchase complies with Section 423 of the U.S. Code; provided further, if a Participant transfers from a Contribution Period under the UK Component or General Component to a Contribution Period under the US Component, the subscription for Shares on the Subscription Date will remain non-qualified under the UK Component or General Component). Each Contribution Period under the US Component will be administered so as to ensure that all Participants have the same rights and provisions as are provided by Section 423 (b) (5) of the U.S. Code.

(h) “Contribution Period” means a period of six (6) calendar months, starting on the first day of the calendar month following each planned public disclosure on Oslo Børs of the half-yearly and fourth quarter financial results of the Company, such calendar months being September through February and March through August. The first Contribution Period shall commence on 1 September 2021 and continue through 28 February 2022. In no event may the Contribution Period under the US Component exceed 27 months.

(i) “Contributions” means all amounts deducted from the Compensation payable to the Employee and credited to the account of a Participant pursuant to the Plan.

(j) “Corporate Transaction” means a sale of all or substantially all of the Company’s assets, or a merger, consolidation or other capital reorganization of the Company with or into another corporation, or any other transaction or series of related transactions in which the Company’s shareholders immediately prior thereto own less than 50% of the voting share of the Company (or its successor or parent) immediately thereafter.

(k) “Designated Subsidiaries” means the Subsidiaries that have been designated by the Board from time to time in its sole discretion as eligible to participate in the Plan, whether now or hereinafter existing. As of the Effective Date, IDEX America Inc., a Delaware corporation, and IDEX Biometrics UK (Ltd), a UK company, constitute the Designated Subsidiaries.

(l) “Employee” means any person, including, in respect to the US Component and the General Component only, any officer, who is an employee for income tax purposes and who is customarily employed for at least 50 percent work time (or, in the case of the US Component, at least 20 hours per week) and more than five (5) months in a calendar year by the Company or one of its Designated Subsidiaries.

(m) “Enrollment Period” means the period from the date of public disclosure on Oslo Børs of half-yearly or fourth quarter financial results of the Company to the day before the commencement of the Contribution Period following such disclosure. The “Enrollment Date” means last day of the Enrollment Period. The first Enrollment Period shall be 12 August – 31 August 2021 and the first Enrollment Date shall be 31 August 2021.

(n) “Exercise Date” means the last Business Day of a Contribution Period.

(o) “NICs” shall mean employee National Insurance Contributions under the UK Component.

(p) “Participant” means any eligible Employee who has completed and filed an application form to participate in the Plan as set forth in Section 5 (a).

(q) “Participant Tax Liabilities” shall mean all income tax and, with respect to the UK Component, employee NICs.

(r) “Plan” means this 2021 Employee Share Purchase Plan.

(s) “PLCA” means the Public Limited Liability Companies Act of the Kingdom of Norway dated 13 June 1997, as amended, or any successor thereto.

(t) “Subscription Date” means the first Business Day following a Contribution Period.

(u) “Subscription Price” means with respect to a Contribution Period an amount equal to 85% of the lowest of (i) the closing price of the Company’s Share, as reported by Oslo Børs, on the first day of the Contribution Period (or the trading day immediately prior to the first day of the Contribution

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Period, if such date is not a trading day), and (ii) the closing price, as reported by Oslo Børs, of the share on the last trading day of the Contribution Period; provided, however, that with respect to the US Component, to the extent the foregoing is not deemed to represent fair market value with respect to Section 423 of the U.S. Code, the Subscription Price shall not be less than 85% of the lower of the fair market value (as determined in a manner consistent with Section 423 of the U.S. Code) on the first day of the Contribution Period and the Exercise Date.

(v) “Securities Laws” means applicable securities laws and regulations in the Kingdom of Norway, including but not limited to the Securities Trading Act of 29 June 2007, as amended, or any successor thereto, and related regulation.

(w) “Share” means a share of Common Stock, as adjusted in accordance with Section 15 of the Plan.

(x) “Subsidiary” means a direct or indirect subsidiary corporation of the Company, as defined in Section 1-3 of the PLCA; provided that, with respect to the US Component, a “Subsidiary” shall mean a “subsidiary corporation” of the Company as defined in Section 424 (f) of the U.S. Code.

(y) “VPS” means the Norwegian Central Securities Depository (Nw.: Verdipapirsentralen).

3. Eligibility

Any person who is an Employee in the Company or any of its Designated Subsidiaries as of the Enrollment Date shall be eligible to participate in the Contribution Period under the Plan, subject to the requirements of Section 5(a) and (c). Notwithstanding the foregoing and with respect to the US Component, participation in the Plan will neither be permitted not be denied contrary to the requirements in the U.S. Code.

4. Enrollment Periods; Contribution Periods

(a) The Plan shall consist of two Contribution Periods of six (6) months’ duration. Enrollment Periods shall be the period from the public disclosure on Oslo Børs of half-yearly and fourth quarter financial results of the Company to the day before commencement of the following Contribution Period, and the pertaining Contribution Period being the following full month after such public disclosure and last for six months. The Board may determine amendments to the foregoing periods.

(b) The Company may have separate Contribution Periods that very in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an “employee stock purchase plan” under Section 423 of the U.S. Code to the extent the Contribution Period is made under the US Component), and the Company will designate which Company or Designated Subsidiary is participating in each Contribution Period. It is intended that, unless the Board otherwise determines, each Contribution Period with respect to IDEX America Inc. shall be under the US Component, each Contribution Period with respect to IDEX Biometrics UK (Ltd) shall be under the UK Component and each Contribution Period with respect to the Company shall be under the General Component. It is intended that each Contribution Period with respect to the US Component, UK Component and General Component be separate “offerings” in accordance with Treas. Reg. 1.423-2 (a).

(c) The Plan shall continue until terminated in accordance with Section 20 hereof.

5. Participation

(a) An Employee may become a Participant in the Plan by completing an application form, and, in respect to the UK Component, signing such form as a deed, attached hereto as Appendix I, and filing it through the Global Shares website [link] prior to the applicable Enrollment Date. Such application form shall set forth an amount to be deducted from the Participant’s Compensation (subject to Section 6 below) to be designated and applied as Contributions pursuant to the Plan. Such amount shall, at a maximum, be 20% of the Employee’s gross (pre-tax) base salary from the Company or a Designated Subsidiary, and must be at least a total of NOK 6,000 (or equivalent foreign currency at the Enrollment Date) for each Contribution Period. An application to participate in the Plan shall automatically be renewed for subsequent Contribution Periods at the same level as set out by the Employee in the application form, unless the Employee gives written notice of termination to the Company prior to the applicable Enrollment Date.

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(b)    Payroll deductions from the Compensation shall commence on the first payroll cycle in the first full month in the Contribution Period and shall end on the last payroll paid on or prior to the last date of the Contribution Period to which the application form is applicable, unless sooner terminated on terms as set forth in Section 10 (b) or (c).

(c)    Employees cannot apply to participate in the Plan if they are in possession of inside information, as that term is defined by Securities Laws.

6. Method of Payment of Contributions

A Participant shall elect to have fixed amount payroll deductions made on each payday during the Contribution Period. All payroll deductions made by a Participant shall be credited to his or her account as Contributions under the Plan.

7. Rights and Obligations to Subscribe for Shares

On the Enrollment Date of each Enrollment Period each Employee participating in the pertaining Contribution Period shall be granted a right, coupled with an obligation, to subscribe on each Subscription Date for Shares of the Company’s Common Stock with a Subscription Price as determined in Section 2 (u) above.

8. Subscription for Shares – Subscription Price

(a)    Unless the right to subscribe for Shares granted is terminated in accordance with Section 10, the Participant’s right and obligation to subscribe for Shares will be exercised automatically on the last Business Day of a Contribution Period (the Exercise Date), and, subject to Section 8 (c) below, the maximum number of full Shares subject to such right (determined by dividing a Participant’s account balance by the Subscription Price) will be subscribed for at the applicable Subscription Price on the following Subscription Date. The Company and its Designated Subsidiaries shall be authorized to subscribe for Shares in accordance with the Plan on behalf of the Participants.

(b)    Payment of the Subscription Price shall be made out of the Participant’s Contributions and the Company and its Designated Subsidiaries shall be authorized to make such payment in accordance with the Plan on behalf of the Participants.

(c)    No fractional Shares shall be issued, and the full number of shares is always rounded down. Any payroll deductions accumulated in a Participant’s account that are not sufficient to subscribe for one hundred (100) full Shares after the Exercise Date, and any other balance remaining in a Participant’s account at the end of a Contribution Period, will be refunded to the Participant promptly.

(d)    During his or her lifetime, a Participant’s right to subscribe for Shares hereunder is exercisable only by him or her.

(e)    With respect to the US Component, except as otherwise determined by the Board in advance of a Contribution Period, the maximum number of Shares a Participant may subscribe for with respect to a Contribution Period shall be the least of (i) the number of Shares that may be purchased under Section 8 (a) above, (ii) a number of Shares equal to USD 25,000 divided by the fair market value of the Shares on the first day of the Contribution Period or (iii) such lesser number of Shares as determined by the Board.

9. Delivery

As soon as reasonably practicable after each Subscription Date of each Contribution Period and the payment of the Subscription Price, the Company shall register the share capital increase associated with the share issue in the Company Registry and the number of Shares subscribed for by each Participant shall thereafter be deposited into the designated Global Shares account in the VPS for the Participant. Upon delivery of the Shares, the Participant shall have no further rights in respect to the corresponding Contributions.

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10. Irrevocability; Termination of Employment

(a)    An application to participate in the Plan is irrevocable and a Participant may not withdraw any Contributions credited to his or her account under the Plan, except on terms as set forth in this Section 10 (b).

(b)    Upon termination of the Participant’s Continuous Status as an Employee as defined in Section 2 (g) prior to [the Subscription/Exercise Date] of a Contribution Period for any reason, including retirement or death, the Contributions credited to his or her account will be returned to him or her or, in the case of his or her death, to his or her estate, personal representative or beneficiary by bequest or inheritance, as the case may be, and his or her right to subscribe for Shares will be automatically terminated.

11. Currency

The exchange rate from the currency of the Participant’s Contributions to Norwegian kroner shall be equal to the average exchange rate over the 10 trading days immediately preceding the Subscription Date, as reported by the Central Bank of Norway (Nw.: Norges Bank).

12. Stock

(a)    Subject to adjustment as provided in Section 20, the maximum number of Shares available for subscription under the Plan shall be 45,836,024.

(b)    The Participant shall have no interest or voting right in Shares until such Shares have been duly issued to the Participant.

13. Administration

(a)    Unless otherwise determined by the Board from time to time, the Company’s Human Resources Department, Sarah Mathews, sarah.mathews@idexbiometrics.com, will serve as contact person for the Plan. The Board shall act as Plan administrator on behalf of the Company. The Board shall have full power and exclusive authority, subject to the terms of this Plan, the resolution by the Annual General Meeting, and restrictions under the PLCA and Securities Laws, to i) interpret and administer the Plan and any other agreement or document related to the Plan, ii) establish rules and delegate administerial duties to the Company’s staff or an outside agency consistent with applicable law, for the proper administration of the Plan (the Company may request that a Participant registers for an account with such outside administration agent), iii) and make any other determination or take any other action that the Board deems necessary or desirable for administration of the Plan. The Board’s decisions will be final, conclusive and binding on all persons, including the Company, any Participant, any shareholder and any eligible Employee.

(b)    The full cost of administration of the Plan and all transaction costs and cost of outside agent services up to delivery of the Shares, will be borne by the Company.

14. Transferability

Neither Contributions credited to a Participant’s account nor any rights with regard to receive Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 10 (b)) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an effective termination of the Participant’s Continuous Status as an Employee in accordance with Section 10 (b).

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15. Adjustments Upon Changes in Capitalization; Corporate Transactions

(a)     In the event of a dissolution or liquidation of the Company, any Contribution Period in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Board.

(b)     In the event of a Corporate Transaction, any Contribution Period in progress shall accelerate and the right to subscribe for Shares shall automatically be exercised in accordance with Section 8. A new Subscription Date shall be set (the “New Subscription Date”) by the Board, as of which date any Contribution Period then in progress will terminate. The New Subscription Date shall be on or before the date of consummation of such Corporate Transaction. The subscription for Shares shall be made in the maximum amount of Shares that can be subscribed for at the applicable Subscription Price for the Contributions made in such accelerated Contribution Period. The Shares issued under the Plan shall be purchased by the successor corporation or a parent or Subsidiary of such successor corporation.

16. Taxes

(a)    The Participant is responsible for any and all personal income, payroll or wealth tax consequences of participation in the Plan. The Participant must also pay any and all taxes levied on transfer of funds or shares or dividends or sales proceeds from shares subscribed for by the Participant hereunder.

(b)    Participants in the Plan are encouraged to seek competent tax advice, at the Participant’s own cost.

(c)    The Company or Designated Subsidiaries, as the case may be, will cover all taxes incurred in its role as employer of the Participant.

(c)    The Participant shall indemnify and keep indemnified the Company or the relevant Designated Subsidiary in respect of any Participant Tax Liability.

(d)    The Participant shall indemnify and keep indemnified the Company or the relevant Designated Subsidiary in respect of any taxes levied on transfer of funds or shares or dividends or sales proceeds from shares subscribed for by the Participant hereunder.

(e)    Notwithstanding anything to the contrary in the foregoing, the Participants in the Plan under the US Component are subject to the following tax provisions:

(i) Participation in the Plan is subject to any minimum required tax withholding on income of the Participant in connection with the Plan. Each Participant agrees, by entering into the Plan, that the Company and its Designated Subsidiaries shall have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant, including Shares issuable under the Plan. The Company and/or the Designated Subsidiary may, but will not be obliged to, withhold from the Participant’s Compensation or any other payments due the Participant the amount necessary to meet such withholding obligations, withholding a sufficient amount whole number of Shares issued following exercise having an aggregate value sufficient to pay such taxes or withhold from the proceeds of the sale of Shares, either through a voluntary sale or a mandatory sale arranged by the Company or any other method of withholding that the Company and/or the Designated Company deems appropriate.

(f)    Notwithstanding anything to the contrary in the foregoing, the Participants in the Plan under the UK Component are subject to the following tax provisions:

(i) All income tax and employee National Insurance Contributions (“NICs”) (“Participant Tax Liabilities”) arising as a consequence of participation in the Plan shall be borne by the Participant. The Company or the relevant Designated Subsidiary, as the case may be, shall be entitled to deduct any Participant Tax Liabilities from any future payments to be made to the relevant Participant.

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(ii) To the extent that the Participant does not put the Company and / or the relevant Designated Subsidiary in funds in accordance with section 16(f)(i) and 16(c) within a reasonable amount of time, the Participant permits the Company or the Designated Subsidiary as appropriate to sell on the Participant’s behalf such number of Shares issued to the Participant as will provide sufficient sale proceeds to satisfy the Participant Tax Liability.

(iii) The Company or Designated Subsidiary, as the case may be, will cover all taxes incurred in its role as employer of the Participant, including any Employer’s NICs.

(iv) Participants in the Plan are encouraged to seek competent tax advice, at the Participant’s own cost. The Company provides the following tax information on a reasonable effort basis, without assuming any liability or responsibility thereof:

•

The Contributions will be deducted from the Participant’s net base salary, meaning that the Participant will already have paid the relevant employment taxes on those amounts. Therefore, if any Contributions are returned to you pursuant to the provisions of this Plan, then there will be no further employment related taxes to pay on those amounts.

•

As the Shares are to be issued to the Participant at a discount, that discount will be deemed for tax purposes to be a benefit provided to the Participant by its employer. On that basis, the difference between the Subscription Price and the market value of the Shares on the Subscription Date will be subject to income tax and NICs (both employees and employer’s).

•

An amount equivalent to the income tax and employee’s NICs will be deducted from future payments to be made to the Participant by the Company or the relevant Designated Subsidiary (eg. on the next payday). If for any reason the Company or the relevant Designated Subsidiary cannot deduct these amounts from a future payment, then the Participant will be required to pay such amounts to the Company or the relevant Designated Subsidiary as applicable. Alternatively, the Company or the Designated Subsidiary may sell Shares on the Participant’s behalf as set out in section 16(f)(ii) above.

•	Any employer’s NICs arising as a consequence of the subscription of Shares will be paid for by the relevant employer and the Participant will not be required to reimburse such amounts.

•

On each Subscription Date, the Company or the relevant Designated Subsidiary (depending on which entity is the Participant’s employer) shall enter into a joint election under s. 431 of the Income Tax (Earnings and Pensions) Act 2003 and the Company shall also enter into such an election on behalf of the Participant (under the power of attorney included in the Application Form). The purpose of this election is to take the Shares out of the UK’s restricted securities tax regime, and therefore to protect both the Participant and the Company from any future unexpected income tax or NICs charges.

17. Amendment or Termination

The Board may at any time and for any reason terminate or amend the Plan; provided, that any such amendments or terminations are consistent with the provisions of any applicable board authorization granted by the General Meeting of the Company. Notwithstanding any of the foregoing, the Board may not amend the Plan without the consent of the Participant if the amendment would impair any of the vested rights or obligations of the Participant under the Plan.

18. Notices

All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

19. Conditions Upon Issuance of Shares

(a)    Shares shall not be issued in accordance with any rights granted pursuant to the Plan unless the issuance and delivery of such Shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the PLCA and the Securities Laws and, if so determined by the Board, shall be further subject to the approval of counsel for the Company with respect to such compliance.

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(b)    As a condition to the issuance of Shares in accordance with any rights granted pursuant to the Plan, the Company may require the Participant to represent and warrant at the time of any such exercise that the Shares are being subscribed for only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

20. Term of Plan; Effective Date

The Plan is effective as of the Effective Date by shareholder approval on the Annual General Meeting in the Company on 12 May 2021, and any successive authorizations, and will be in effect until terminated by the Board in accordance with Section 17.

21. Relationship with employment contract

(a)    The Employee’s rights and obligations under the terms of his/her employment with the Company or a Designated Subsidiary shall not be affected by the existence of the Plan or any of its terms.

(b)    The value of any benefit realized by an Employee shall not be taken into account in determining any pension or similar entitlements.

(c)    The Employee shall have no right to compensation or damages on account of any loss in respect of the Plan where this loss arises (or is claimed to arise), in whole or in part, from:

•	termination of employment with; or

•	notice to terminate employment given by or to,

the Company or a Designated Subsidiary. This exclusion of liability shall apply however termination of employment, or the giving of notice, is caused, and however compensation or damages are claimed.

(d)    The Employee will have no right to compensation or damages from the Company or any Designated Subsidiary (or any associated company) on account of any loss in respect of the Plan where this loss arises (or is claimed to arise), in whole or in part, from:

•	any company ceasing to be in the Company’s group; or

•	the transfer of any business to any person who is not in the same group as the Company.

This exclusion of liability shall apply however the change of status of the relevant company, or the transfer of the relevant business, is caused and however compensation or damages are claimed.

21. Additional Limitations Applicable to US Component

Notwithstanding anything in the Plan to the contrary, no Participant shall be eligible to be granted a right to subscribe for Shares if such Participant, immediately after grant of such right, would be treated as owning Stock possessing 5 percent or more of the total combined voting power or value of all classes of Stock of the Company or any “parent corporation” (as defined in Section 424 (e) of the U.S. Code) or “subsidiary corporation” (as defined in Section 424 (f) of the U.S. Code) (together, “Related Corporations”). For purposes of the preceding sentence, the attribution rules of Section 424 (d) of the U.S. Code shall apply in determining the stock ownership of a Participant, and all Stock which the Participant has a contractual right to purchase shall be treated as Stock owned by the Participant. In addition, no Participant may be granted a right to subscribe for Shares which permits his or her rights to subscribe for Stock under the Plan, and any other employee stock purchase plan of the Company and its Related Corporations, to accrue at a rate which exceeds US$25,000 of the fair market value of such stock (determined on the grant date or dates) for each calendar year in which such rights are outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423 (b) (8) of the U.S. Code and shall be applied taking rights into account in the order in which they were granted.

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APPENDIX I

Application Form

This deed is dated                     (UK Component only)

PLEASE FILL IN SPACES BELOW WITH BLOCK LETTERS

This part of the application form contains protected personal data. Information provided will not be used or communicated other than in connection with the Plan. Terms in this application form shall have the meaning given to them in the plan documents.

SECTION A – PERSONALIA

Title: Last Name: First Name:

Address:

Country of Residence:

Employment number (if applicable):	Personal identification number:

Employer:	Date of Birth (ddmmyyyy):

SECTION B – APPLICATION FOR PARTICIPATION AND AUTHORISATION

I hereby apply to participate in the Plan according to the provisions as outlined in the plan documents, which I hereby accept to commit to.

I hereby authorise my employer to withdraw the amount specified below from my monthly net (after-tax) salary payments, to hold the Contributions in a bank account and to use it on or immediately after 1 March 2021 to subscribe for Shares in the Company at a Subscription Price equal to 85% of the lowest of (i) the closing price of the Company’s Share, as reported by Oslo Børs, on the first day of the Contribution Period (or the trading day immediately prior to the first day of the Contribution Period, if such day is not a trading day), and (ii) the closing price, as reported by Oslo Børs, of the share on the last trading day of the Contribution Period; provided, however, that with respect to the US Component, to the extent the foregoing is not deemed to represent fair market value with respect to Section 423 of the U.S. Code, the Subscription Price shall not be less than 85% of the lower of the fair market value (as determined in a manner consistent with Section 423 of the U.S. Code) on the first day of the Contribution Period and the Exercise Date. I recognize that if my employment with my employer ends during the above said period, I will only receive the Contribution back and no longer be entitled to receive Shares at the end of the Enrollment Period. These instructions stand until the subscription for Shares has been completed and the Shares have been issued to me.

I also authorize the Company to deliver the Shares to a VPS account as designated by IDEX to hold Shares for Employees under the Plan, and to inform the bank holding such account of my personal protected data for the purpose of the transaction.

The Company and/or my employer is authorized to subscribe for Shares on my behalf in accordance with the Plan. My employer is further authorized to deduct an amount equal to the aggregate Subscription Price for the Shares allocated to me in accordance with the Plan from my Contributions, and to allocate said amount as share contribution.

In case it is not possible to meet this application in full due to the limit on the number of Shares available under the Plan, I hereby authorise the employer to scale down my application – and to change it accordingly – all based on the provisions of the Plan, as set out in the plan document.

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SECTION C – TERMS AND CONDITIONS

I hereby consent to the monthly withdrawal from my net base salary payment an amount of;

(in the currency in which you receive salary)

and to the use if the aggregate amount for the subscription for Shares at set out above.

SECTION D – POWER OF ATTORNEY (UK Component only)

I hereby appoint the Company (acting by any of its directors from time to time) as my attorney to execute, in my name and on my behalf, a joint election under section 431(1) or 431(2) of the Income Tax (Earnings and Pensions) Act 2003, in respect of each subscription for Shares pursuant to the Plan on or within 14 days of the relevant Subscription Date.

The Company may appoint one or more persons to act as substitute attorney(s) for me and to exercise one or more of the powers conferred on the Company by the power of attorney set out in this Section D, other than the power to appoint a substitute attorney. The Company may subsequently revoke any such appointment.

The power of attorney set out in this Section D shall be irrevocable, save with the consent of the Company.

I declare that a person who deals in good faith with the Company or any substitute attorney as my attorney appointed under this Section D may accept a written statement signed by the Company or substitute attorney to the effect that this power of attorney has not been revoked as conclusive evidence of that fact.

SECTION E - SIGNATURE

By signing this application form:

•	I confirm my application which incorporates the terms of the Plan.

•	I confirm that the data stated above are correct.

•	I acknowledge my obligation to keep the Company and the Designated Subsidiaries indemnified as set out in Section 16 of the Plan.

Signature:	Place and date:

UK Component only:

Executed as a deed by [NAME OF PARTICIPANT]

in the presence of:

Signature of Witness:

Name of Witness:

Address of Witness:

Occupation of Witness:

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